11/22



06018702

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Univar NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34796

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

OICF/BY:

DATE: 11/22/06


UNIVAR CANADA LTD.

2005 Annual Report

UNIVAR

Comparative Highlights

(in US$ millions, except earnings per share and ratios)	2005	2004	Change
RESULTS			
Net sales	$5,986.7	$5,284.2	13.3%
Cost of goods sold	5,065.0	4,441.0	14.1
Gross margin	921.7	843.2	9.3
Operating expenses	714.0	680.9	4.9
Operating income before depreciation (EBITDA)	248.2	202.4	22.6
EBIT (Operating income)	207.7	162.3	28.0
Net income available to common shareholders	123.5	88.4	39.7
Net operating profit after tax (NOPAT)[1]	141.0	108.6	29.8
Fully diluted earnings per common share	4.17	3.03	37.6
Net cash flow from operating activities	19.2	42.3	(54.6)
INVESTMENTS			
Total investments in fixed assets	64.6	38.6	67.4
Average capital employed	1,624.8	1,550.2	4.8
DISTRIBUTION OF NET INCOME			
Dividend:			
Cumulative financing preference shares	–	2.4	(100.0)
Common shares	25.3*	15.6	62.2
EQUITY AND FINANCING			
Stockholders' equity (before dividend to common shareholders)	783.8	742.6	5.5
Long-term debt	443.5	413.9	7.2
Net debt	465.1	421.1	10.5
RATIOS			
Current assets : Current liabilities	1.6	1.6	–
Net debt : EBITDA	1.9	2.1	–
Interest coverage (EBITDA : Net interest)	9.6	7.6	–
EBIT : Net sales (%)	3.5	3.1	–
EBIT return on capital employed (%)[2]	12.8	10.5	–
After-tax return on capital employed (%)[3]	8.7	7.0	–

[1] NOPAT refers to net income plus after-tax interest expense.
[2] Return on capital employed represents EBIT as a percentage of average capital employed, the latter defined as total assets less non-interest-bearing liabilities.
[3] After-tax return on capital employed represents NOPAT as a percentage of average capital employed.
* Proposed.

Data per Common Share

(all figures in US$, except payout ratio and number of shares)	2005	2004	Change
Net sales	$204.77	$182.16	12.4%
Net income available to common shareholders	4.22	3.05	38.4
Net cash flow from operating activities	0.66	1.46	(54.8)
Total assets	88.60	85.93	3.1
Stockholders' equity	26.93	25.39	6.1
Dividend	€0.74* ($0.87)	€0.41 ($0.56)	80.5
Payout ratio	20.6%	18.4%**	–
Number of shares outstanding:			
Weighted average	29,235,800	29,009,127	0.8
At December 31	29,097,987	29,250,071	(0.5)

* Proposed.
** Under previous GAAP, the 2004 payout ratio was 25%.

Our business is defined by continuous incremental improvement and meticulous attention to detail. For thousands of customers. And millions of people. Around the clock. Around the world.

CONTENTS

Univar purchases over 75,000 specialty and commodity chemical products in bulk quantities from nearly 1,800 leading international producers.

PURCHASE

A partial list of leading suppliers represented by Univar includes:

ASHTA, Air Products, BASF, BBCA, BP, CP Kelco, Celanese, Church & Dwight, Cytec, Degussa, Dow Chemical, Dow Corning, DuPont Company, Eastman Chemical, Engelhard, ExxonMobil, FMC Corporation, Huntsman, ICL-LPPC, Ineos, Innophos, Jungbunzlauer, Lyondell/Equistar, MEGlobal, Methanex, Mitsubishi, Nanya, National Starch, Novozymes, Octel, OxyChem, PPG Industries, PQ Corp., Penreco, Porocel, Procter & Gamble, Rohm and Haas, Shell Chemical, Solvay, Stepan, Thermphos, Uniqema, US Borax, Weisheng, Zeochem

TOP: *Magnified view of a citric acid crystal.*
BOTTOM: *Magnified view of an ascorbic acid crystal.*














The products we distribute are stored, blended or repacked in a Univar distribution center to meet the requirements of the industries we serve. Whether for one product or a mixed pallet of many different chemical products, orders are systematically fulfilled and delivered to customers on a timely and convenient basis.

PROCESS

A partial list of key product groupings available through Univar includes:

CHEMICAL PROCESS INDUSTRIES AND COMPOUNDING: Antioxidants & Preservatives, Buffers & Chelants, Chlor-alkalis, Emulsifiers & Surfactants, Lubricants & Humectants, Mineral Acids ENERGY: Absorbents, Adsorbents, Catalysts, Cleaning Products, Fuel Additives, Gas Treating Amines, Heat Transfer Fluids, Lubricants FOOD & BEVERAGE: Acidulants, Chemical Leaveners, Mineral Supplements, Performance Products, Preservatives, Sweeteners, Texture Modifiers, Vitamins PHARMACEUTICAL: APIs (active pharmaceutical ingredients), Binders, Disintegrants, Excipients, Fillers, Solvents

Delivering to some 250,000 industrial customers in various markets such as food, pharmaceuticals, energy and personal care—Univar transports products from our 163 distribution centers directly to our customers' facilities or arranges door-to-door shipment via truck, railcar or tank car from producers to customers.

DELIVER

Selected leading industrial sectors served by Univar:

Agriculture, Chemical Producers, Coatings, Inks & Adhesives, Compounding & Packaging, Construction, Electronics, Energy, Food & Beverage, Forestry, Lubricants, Mining, Nutraceutical, Oil & Gas, Petrochemicals & Chemical Synthesis, Pharmaceutical, Personal Care, Pest Control, Polymers, Rubber & Plastics, Waste Management, Water Treatment & Environmental



















UNIVAR CANADA LTD.



UNIVAR

Aggressive growth
Market leadership
Low-cost distribution

A partial list of commodity and specialty chemicals available through Univar:

Acid Blends, Acids, Acrylates, Alcohols, Amines, Bleach, Borates, Citric Acid, Co-polymers, Curing Agents, Elastomers, Enzymes, Epoxies, Esters, Ethanolamines, Flocculants, Frothers, Glass Fibers, Glycerine, Glycol Ethers, Glycols, Green Solvents, Inorganic Salts, Ketones, Liquid Caustic Soda, Lubricant Additives, Methanol, Phosphates, Pigments, Polyglycols, Potassium Bicarbonate, Pre-polymers, Resins, Silicones, Soda Ash, Sodium Bicarbonate, Solvent Blends, Starches, Sulfuric Acid, Surfactants, Thickeners

Univar N.V. is one of the world's leading independent industrial chemical distributors, with operations throughout North America and Europe. The company also provides specialty distribution services in selected market segments, and is the leading supplier of products to the urban pest control industry in the United States and to the agriculture sector in Canada.

UNIVAR N.V.
REVENUES

USA	50%
Canada	16%
Europe	34%



UNIVAR N.V.
EBIT

USA	52%
Canada	30%
Europe	18%



Univar N.V. comprises three distinct business units that serve three broad geographic regions: Univar USA, Univar Canada and Univar Europe, the latter operating in 18 countries. In 2005, Univar USA accounted for 50% of revenues from these major business units; Univar Canada, 16%; and Univar Europe, 34%.

Univar purchases thousands of different chemical products in factory pack or bulk liquid quantities and then sells and delivers them to some 250,000 industrial customers. Univar's product range includes commodity products (both dry and liquid) and specialties sold on a technical basis through often-exclusive specialized industry channels. Large-volume purchases are transported to Univar, or sometimes directly to its customers, by barge, truck, railcar or tank car. Major end use markets include food and beverage, pharmaceuticals, personal care, compounding, polymers, electronics, chemical manufacturing, crop protection, forestry, mining, oil and gas, coatings/inks/adhesives, water treatment and pest control. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, managing customer inventories, providing technical support, packaging and labeling, and waste management.

Univar operates an extensive network of 163 distribution centers located throughout the United States, Canada and Europe (82 in the US, 25 in Canada and 56 in Europe). Univar provides producers with an efficient distribution channel to the less-than-car/truck-load market for a broad assortment of chemical products, both packaged and in bulk. In addition to its geographic coverage and ability to ship lots ranging from one drum or bag to truckload volumes, Univar offers producers in-depth information on the marketplace and a knowledgeable sales force with a focus on specific industries. The availability of products from different producers, the range of quantities and packages (from very small to very large), the logistical infrastructure which allows these products to be delivered on a reliable, just-in-time basis, and knowledgeable sales and support staffs are all strengths of Univar which enable superior customer service. In addition, Univar's expertise benefits customers in complying with complex environmental and regulatory requirements.

Products are transported from Univar's facilities to end users via third parties or Univar's own fleet of over 1,800 trucks, trailers and tank trucks. The majority of products are stored in a Univar distribution center before being transported to the customer. Some, however, are transported directly to the customer from the producer.

In addition to selling chemicals and allied products, Univar uses its transportation and warehousing infrastructure, and broad knowledge of chemicals and hazardous materials handling, to provide important value-added services for its customers. The company's ChemCare® waste management service collects both hazardous and nonhazardous waste products at customer locations, and then works with selected partners in the waste disposal business to safely transport these materials to licensed treatment, storage and disposal facilities.

Univar offers a wide range of services to both chemical suppliers and customers. This role as intermediary between supplier and customer is becoming a stronger one, in particular due to recent trends in the chemical distribution industry, such as outsourcing by chemical producers and an increasing need for supply chain efficiency.

Univar has approximately 6,700 employees based throughout North America and Europe. In 2005, Univar generated net sales of approximately $6.0 billion and operating income of $207.7 million. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, in the United States, and Bradford, England, in the United Kingdom.

Univar shares (UNIVR) are traded on the Euronext stock exchange in Amsterdam.

Registered at the Company Registry of the Rotterdam Chamber of Commerce under number 24334495.

To Our Shareholders:

2005 was another outstanding year for Univar. Net sales improved by 13.3% over 2004 to about $6.0 billion, and net income grew to $123.5 million, an increase of 39.7% over the prior year. Our performance in 2005 represents the third consecutive year since Univar's return as an independent, publicly held company that we have produced solid growth in EBIT and even better growth in net income.

Our shareholders have benefited from substantial value creation. In our first annual report following the split-off from Royal Vopak N.V. in 2002, we noted that "management and employees of Univar are now focused entirely on the opportunities of the chemical distribution industry." This comment was in reference to the stated objective of the split-off as being "the best means for unlocking long-term shareholder value." Looking at what has happened since 2002, there can be little doubt that this objective has been achieved. Univar shareholders benefited from a year-over-year increase in net income from 2002 to 2003 of 74.2%, an additional increase of 54.5% the next year, and last year, as noted previously, year-over-year net income increased by another 39.7%. Over the three full years since completion of our split-off from Royal Vopak, Univar has realized growth in net income of 195.9%. Furthermore, the stock market has rewarded our shareholders handsomely for these results, with the Univar share price during this period increasing from its initial trading price of €9.60 per share on July 1, 2002, to its close on December 30, 2005 at €33.00 per share. This represents a dramatic increase in shareholder value over the period of 248.0%, including dividends.

Developing a culture of continuous improvement has made Univar a stronger, more competitive company. The journey over these past three years has not been an easy one, especially considering the competitive marketplace in which we operate, and the difficult business environment prevailing in the chemical industry throughout 2002, 2003 and much of 2004. Challenging times test the resolve of an organization, driving improved efficiency and productivity. This certainly has proven to be the case for Univar, as we worked our way through a period in which the confluence of low demand, excess capacity and cutthroat competition combined to suppress growth, reduce margins and virtually destroy bottom-line profitability for many participants in our industry. In our 2003 letter, we outlined our strategic focus for succeeding in this difficult period. We said, "Our immediate challenge is to do our part over the next several years to ensure Univar is accomplishing everything possible, within areas we can control, to maximize our own cost efficiencies and drive market share growth." And our letter last year noted, "Each of our operations is continuously participating in a rigorous review of their physical networks and the flows of product through them ... (as) we seek to reduce inefficiencies and redundancies in the way we handle product." The results of these efforts have been enormously gratifying, as over the three-year period since 2002, our sales have grown from $4.4 billion to approximately $6.0 billion, an increase of 36.4%, far in excess of the growth in manufacturing activity over this period. Equally impressive is the enhanced throughput productivity of our network. During this period of rapid growth, operating expenses as a percent of gross margin have declined to 77.5% from 86.8%, making Univar a much more efficient and low-cost distributor today than we were three years ago. We have taken advantage of both the challenging times and the good times to make Univar a better, more competitive company.

Structural change in our pricing environment bodes well for the future. In our letter last year, we shared our view that chemical pricing would show a strong upward trend in 2005, which indeed was the case. Furthermore, we said "... we anticipate that chemical pricing will be driven not only by rising feedstock prices, but also by supply and demand-driven scarcity" which would "... create a floor under chemical pricing." Certainly, a strong chemical pricing environment contributed significantly to our performance in 2005, and we anticipate that this favorable climate will continue for at least the first half of 2006. As the chemical cycle matures later in the year, we may see some retreat from peak pricing levels. However, it is difficult to imagine that we will see pricing retrenchment approaching anything near the levels of 2002 and 2003. We have entered a new pricing paradigm, based on a structural change in the cost, and therefore, the selling price, of the products we represent. This new paradigm, driven by the dramatic, and, we believe, long-term upward adjustment in the cost of chemical feedstocks, has been exacerbated by supply disruptions brought about by the loss of productive capacity. Some of these were intentional, because producers mothballed their assets as they became uneconomic due to higher energy costs; others were the result of damage and destruction caused by natural disasters. Over time, repaired and/or new, more efficient facilities will moderate the supply/demand imbalance. However, the increased cost component due to higher energy prices will be with us for the foreseeable future. This is not a temporary windfall but a structural change in the marketplace for chemicals. Today's pricing environment is an appropriate (albeit belated) movement to a level necessary for the industry to realize adequate returns on invested capital. For Univar, this is likely to mean a moderation in our rate of growth, as we are unlikely to be aided substantially by further dramatic escalation in chemical pricing. At the same time, the improvements we have made in our business, operationally and commercially, over these past three years should allow us to continue improving performance relative to our market environment.

We expect to produce strong results again this year as we further invest in the culture of productivity. All indicators point to a continuation of the present strong market for chemical products. It appears demand will be reasonably firm; supply is expected to be somewhat tight, as the producer community works to alleviate the capacity shortfall caused by last fall's hurricanes in the US; and pricing is expected to remain at elevated levels, due in part to the structural change in the cost of energy. The market for chemical distribution will undoubtedly remain intensely competitive; however, at Univar we believe our strategy of aggressive growth, market leadership and low-cost distribution will make it possible to once again deliver solid financial results.

In closing, I would like to acknowledge the retirement at the end of 2005 of Larry Bullock, president of Univar Canada. Larry spent his entire 43-year career with Univar Canada, the last ten years as president. His contributions to Univar throughout the past four decades are incalculable, but none is more important than grooming the excellent management team he leaves behind. We wish Larry all joy and happiness in his retirement. I would also like to acknowledge the contributions of Martijn van der Vorm, who resigned from our Supervisory Board earlier in the year. Mr. van der Vorm was instrumental in facilitating our split-off from Royal Vopak three-and-one-half years ago. In the intervening time, the management of Univar has benefited greatly from his advice and counsel. Lastly, I wish to thank the men and women of Univar around the world, without whom none of our accomplishments in 2005 would have been possible.

Sincerely,



Gary E. Pruitt
Chairman, Executive Board and Chief Executive Officer
Rotterdam, March 15, 2006



Univar's network of 163 distribution centers is strategically located throughout the United States, Canada and 18 European countries to optimize the movement of chemical products from point of production to the factories and warehouses of our customers.



UNIVAR N.V.

USA
Canada
Europe

Selected Financial Highlights by Major Business Unit

(all dollar amounts in US$ millions)

UNIVAR USA	2005	2004	Change
Net sales	$2,958.7	$2,545.9	16.2%
Gross margin	464.8	408.7	13.7
Operating expenses	350.3	333.5	5.0
EBITDA	135.0	94.1	43.5
EBIT	114.5	75.2	52.3
EBIT : Net sales	3.9%	3.0%	–
Average capital employed	791.8	757.0	4.6
EBIT return on capital employed	14.5%	9.9%	–

UNIVAR CANADA				Change (currency-neutral)
Net sales	$958.7	$830.3	15.5%	8.1%
Gross margin	147.9	127.8	15.7	8.4
Operating expenses	81.4	73.8	10.3	2.9
EBITDA	71.7	58.2	23.2	15.8
EBIT	66.5	54.0	23.1	15.9
EBIT : Net sales	6.9%	6.5%	–	–
Average capital employed	207.6	168.3	23.4	16.1
EBIT return on capital employed	32.0%	32.1%	–	–

UNIVAR EUROPE				
Net sales	$1,970.8	$1,850.2*	6.5%	6.9%
Gross margin	301.0	301.5*	(0.2)	0.2
Operating expenses	260.8	256.9	1.5	1.9
EBITDA	54.2	61.0*	(11.1)	(10.8)
EBIT	40.2	44.6*	(9.9)	(9.7)
EBIT : Net sales	2.0%	2.4%	–	–
Average capital employed	604.9	602.5	0.4	0.7
EBIT return on capital employed	6.6%	7.4%	–	–

* Includes a $7.1 million gain on the disposal of property.

At Univar N.V., our success depends on consistently providing value to our customers and producer partners. We do so by delivering a myriad of logistical, marketing and financial services that create the economies of scale necessary to service the less-than-truckload chemical market.

Here is how we delivered in 2005.



Terry Hill	**Frank Mirabelli**	**Robert Bennett**	**Al Cummins**	**Sarah Dixon**	**Joe Ripp**	**Pat Walker**	**John Bolanos**
President	*Senior Vice President – Finance and Administration*	*Vice President – South Central Region*	*Vice President – North Central Region*	*Vice President – Southeast Region*	*Vice President – Northeast Region*	*Vice President – Western Region*	*Vice President – Professional Products & Services*

Univar USA High energy costs, destructive forces of nature and strong global demand combined to destabilize our markets in the United States throughout 2005; nevertheless, Univar USA persevered successfully in its quest to grow market share.

While chemical producers benefited significantly from the price increases made possible by these changing market dynamics, the distributor market remained highly competitive. All of Univar's major competitors have market share growth as a key strategy, and many used the improved pricing environment as an opportunity to reach for growth. As a result, margins remained under extreme pressure. However, Univar USA is committed to achieving market share growth in every kind of market environment, as increasing revenue and gross margin dollars faster than economic growth is fundamental to our business model. It is a testament to our culture of continuous improvement that in the face of this challenging environment, we achieved solid year-over-year growth in net sales (16%), gross margin (14%) and operating profit (52%). This improvement was gained, in part, through a variety of small enhancements introduced into our sales organization and network.

Univar USA is committed to being the market leader—the first choice—of our customers and supplier partners in those market segments in which we choose to compete. We highly value our market-leading position in the United States, which provides significant benefit to our business partners, such as better access to product, more services and technical expertise, and genuinely distinctive choices in channels to market. The advantage of doing business with the market leader was never more evident than in the aftermath of this year's destructive hurricanes along the US Gulf Coast. While many of our competitors were temporarily out of business or without product, the strength of Univar's vast US network was clearly evident. Instantaneously, our supply chain experts created new freight lanes and hub warehouse designations in our information system, to redirect product from points throughout the US, flawlessly and speedily, to customers in need throughout the Gulf States.

We continue to demonstrate market leadership by developing new channels to market, alongside our core industrial chemicals business, which support alternative channel strategies for our producer partners and bring value-added expertise and focus to discrete customer segments. Professional Products & Services® is the leading supplier of products for the structural pest control industry, and continues to successfully grow market share. Mozel®, which focuses exclusively on the paint and coatings industry, is successfully pursuing its strategy, unique among national chemical distributors, of being a niche market service provider into the CASE (Coatings, Adhesives, Sealants, Elastomers) market. ChemCare is our service for collecting both hazardous and nonhazardous waste and arranging for its transportation to appropriate disposal sites. This service offering attracts logical add-on business in connection with ordinary industrial chemicals transactions, providing upside potential for incremental margin generation. ChemPoint.com™ is our Internet-enabled telemarketing distribution service for the sale of specialty chemicals, whose rapid success led to the launch in 2005 of ChemPoint Europe. We also offer additional channels to market within our core industrial chemicals business through which we provide comprehensive products and services for discrete industry segments, including food, pharmaceuticals, energy, personal care and compounding. Targeting these industries is a cornerstone of our overall growth strategy. It is based on their common, inherently attractive characteristics of growing faster than the chemical industry in general and having a high likelihood of retaining a US presence.

In a highly competitive environment, we work diligently every day to drive costs out of our business, because only a low-cost distributor can add value to the channel. Every day, in a thousand and one ways, we are focused on being a more efficient and productive organization. We constantly evaluate stocking strategies, freight movements, workflow processes and network locations—all in an effort to optimize every aspect of our business operations. Through these efforts, over the past three years we have nearly doubled our operating profit per employee. Limiting growth in operating expenses is a challenge in any environment, and it is particularly so during periods of rapid business growth. Inflationary pressures were very much in evidence during 2005, including substantial increases in fuel costs due to higher crude oil prices; higher utility costs resulting from the escalation in natural gas pricing; and higher steel prices, which increased drum costs. Despite these and other pressures, Univar USA was able to hold the line on operating expense growth to 5%, which represents a year-over-year decline in the ratio of operating expenses to gross margin to 75.4% from 81.6%.


AIR CANADA

Randy Craddock	**Joel Kallner**	**Normand Goyer**	**Rick Pierson**
President	*Vice President – Finance*	*Vice President – Eastern Canada*	*Vice President – Agriculture*

Univar Canada – Univar Canada continues to deliver superior results, year after year, regardless of the competitive environment, market conditions or other external factors.

2005 was no exception. Despite a 2% decline in automobile industry output (six in ten Ontario jobs are auto-related), horrendous weather conditions in the agricultural Prairie Provinces, and the negative effects of a strong Canadian dollar on export business to the US, Univar Canada produced its thirteenth consecutive record year for revenues, gross margin and EBIT. These strong business results were again led by our resources sector, with the manufacturing sector also contributing substantially to the growth.

The first half of 2005 saw price erosion due to a shift in supply and demand for major commodities. Prices started to rise again in the second half due to production outages brought about by the US hurricanes. With its strong supplier relationships and unique position in the market, Univar Canada was able to secure the volumes of product needed to keep our markets well supplied. This ability has strengthened several existing customer relationships and generated new ones. One of the keys to success during this volatile period was our ability to adjust quickly to changes in fuel prices and surcharges flowing through the channel due to higher oil prices, thereby protecting our margins. In addition, we were able to solidify our control over operating expenses, particularly during the second half of the year, bringing more hard-earned dollars to the bottom line. Our success in defending margin and market share was particularly noteworthy because the strong Canadian dollar created a favorable climate for many US competitors to sell into our markets.

Univar Canada's Agriculture business showed a slight increase in 2005. This must be considered a victory given the miserable weather conditions during the year throughout the Prairie Provinces. Unusual seasonal patterns of cold, wet weather, including heavy rain during the harvest season leaving acreage underwater, made the going difficult for growers. They spent conservatively due to tight cash flow, and Univar's agriculture competitors were more aggressive in their pricing practices in 2005. The poor agricultural season also resulted in an unusually high amount of returned merchandise, which Univar Canada must hold until the new selling season. As a result, year-end working capital stood at higher than expected levels. One of our key objectives in the coming year will be achieving greater levels of inventory protection from our suppliers and working with our customers to better manage inventory at the dealer level.

Protecting and building market share in our already strong Western energy business will be a key focus in the coming year. Univar Canada is the market leader in supplying a wide variety of products to support the vast oil and gas drilling activities in the provinces of British Columbia, Alberta and Saskatchewan. Methanol is a key component in our portfolio of products supporting these exploration activities. Our leading supplier of methanol has announced plans to close its manufacturing facility in Edmonton, Alberta, by the end of 2006. While Univar Canada has assured itself of continued sources of methanol supply, we do need to invest in our Alberta facilities to accommodate the increased logistical complexity that will result from a longer supply line. A variety of alternatives are currently being evaluated, with implementation of our chosen direction to begin early in 2006. This new facilitation will enhance Univar Canada's strategic position in the Alberta region, as our superior logistics capability will be a competitive advantage.

Our Edmonton logistics platform is also key to a new and growing opportunity in the northern Alberta region known as the Canadian oilsands. Here lie the largest known petroleum deposits in the world outside of Saudi Arabia, with proven reserves of 175 billion barrels. Extracting oil from these tar-like sands is extremely challenging and expensive, but at current and projected oil prices, it is also highly lucrative. Forty-six capital projects have been announced or are under way in this region, with a projected expenditure of US$55.5 billion. Univar has a substantial position in this developing region, and our sales in the oilsands have the potential to grow significantly over the next decade.


UNIVAR
UNIVAR

John Phillpotts	Chris Morley	Guy Monteil	John McKenzie	Paul Symmons
President	*Vice President – Finance and Administration*	*Vice President – Commercial*	*Vice President – Sales and Marketing*	*Vice President – Operations and IT*

Univar Europe Despite a generally unhelpful marketplace, Univar Europe once again improved its underlying performance, through stringent cost management, to achieve operating profit growth of 8.5%.

Excluding a $7.1 million gain on a sale of assets recorded in 2004, EBIT in Europe increased on a currency-neutral basis by $3.2 million to $40.2 million in 2005. This improvement was accomplished despite the fact that chemical pricing in Europe, particularly for commodities, did not follow the general global trend upward. In fact, commodity prices declined in Europe after the first quarter, recovering only modestly by year-end as shortages brought about by the US hurricane damage and higher oil pricing took effect. Throughout the year, most Western European economies were in decline, particularly in the manufacturing sector, which drives our business activity. Business performance was further disrupted by periodic product shortages during midyear, as producers diverted product to more robust economies where better margins could be achieved. This year's improvement was realized primarily by continuing to focus on cost management, building on the business improvement fundamentals established in the previous two years. This was true particularly in our two major business units, France and the UK, which have undergone substantial restructuring and reorganization during this period. Italy, too, contributed to the improvement, despite perhaps the worst market conditions in Europe, by continuing to reap synergies from the 2004 acquisition of Tazzetti.

In 2006, our country management organizational model will evolve to a regional structure, which will create more opportunities for cost synergies and produce an enhanced pan-European service capability. This change will encourage and enable cross-border synergies and provide greater leverage of our European position. Operationally, a regionalized structure sets the stage for more efficient use of our network and a clear, affordable IT strategy based on convergent IT systems and consolidated data centers. Investments will be made in 2006 on IT upgrades to our French and Swiss ERP systems, following those made in Nordic and Ireland in 2005, which will drive further operational improvements in our business. A regional structure also will improve our performance as a pan-European service provider by streamlining business processes across broader reaches of European geography.

Our pan-European capabilities for marketing specialty products were further enhanced in 2005 through the introduction of ChemPoint Europe. This business is patterned on the business model of ChemPoint.com, a well established, highly profitable Internet-enabled marketing services business that operates as a part of Univar USA. Based in Maastricht, the Netherlands, ChemPoint Europe has a unique distribution model, proven in the US to deliver exceptional results to suppliers at the top end of their specialty product range. From start-up, it is now a pan-European business serving customers in 18 countries. Having absorbed set-up costs in 2005, we anticipate break-even or better performance in 2006; thereafter, we expect a growing contribution as a parallel but complementary channel to market.

An important component of our future growth will come from new geographies, new products and new product lines. In April 2005, we acquired Mapol®, a food distribution company in Poland. While it is still relatively small, by adding it to our Fiske Foods® portfolio, together with our pan-European Novozyme™ business, we have been able to double the revenues of this business within the year and thrust it into a market leadership position in the Polish food distribution sector. Mapol also has provided us with a point of departure for further investment in a key development area—Central and Eastern Europe. As a result, we have subsequently opened offices in Hungary and the Czech Republic, recruited key personnel and established a presence in these markets.

Distrupol®, our polymer resin distribution business, is an important contributor alongside our core industrial chemical business. Distrupol enjoyed significant growth in 2005, despite having to cope with volatile pricing, product shortages and at times even *force majeure* declarations from some major suppliers. A strong customer base (primarily injection molders) for this European business has allowed us to prevail despite the effects on our suppliers of US hurricanes, higher oil prices and further industry consolidation.

Our most significant development effort in 2005 was in Dureal®. This is the Univar brand for distributing AdBlue™, a urea solution, to the European trucking industry through home bases and filling stations. All major truck manufacturers now provide an SCR technology option, and with Euro IV and V legislation now in place it is envisaged that 80–85% of new trucks will employ this technology. In order to work properly, the new systems need AdBlue next to diesel filling points. While it will take five to seven years for this new market to reach full capacity, the market is proven and Dureal is a leader in this exciting new field.

Report of the Executive Board

2005 was another year of significant performance improvement for Univar, with solid sales and profit growth. Restructuring and cost containment efforts in the previous three years positioned the company to take full advantage of an environment of rising chemical prices due primarily to higher natural gas and oil costs.

OVERVIEW

Once again, in 2005 Univar achieved significant improvement in sales, EBIT and net income. Sales growth was achieved at all major Univar business units, due primarily to higher market pricing for chemical products and modest volume growth. Consolidated organic sales growth was 12.3%. Revenue acceleration developed in the first half of the year almost exclusively due to chemical price increases, to which, in the second half, modest gains in volume growth were added. A shortfall in productive capacity exacerbated by Hurricanes Katrina and Rita on the Gulf Coast of the United States, and continued high oil prices, helped maintain the elevated chemical price levels that were prevalent early in the year.

Economic conditions in the industrial sector continued to improve in the US, benefiting our business. Univar USA sales and EBIT improved by 16.2% and 52.3%, respectively. Univar Canada had another very good year and achieved its 13th consecutive year of record sales and EBIT with gains of 15.5% and 23.1%, respectively. Univar Europe overcame sluggish manufacturing sectors in most Western European countries to improve its sales by 6.5%, although EBIT was down 9.9% primarily due to a gain on a sale of a property included in 2004 results. Consolidated sales growth over last year was 13.3% and gross margin dollars increased by 9.3%. Gross margin percentage for the year was 15.4% compared with 16.0% in 2004. For the fourth consecutive year, Univar reported an improvement in net income available to common shareholders, with an increase of 39.7% over 2004.

Currency movements generally had a modest positive effect on financial results in 2005. Some of the increase in net sales, gross margin and operating expenses was attributable to currency movements. Nevertheless, on a currency-neutral basis excluding one-off events, all of the business units performed above 2004.

HIGHLIGHTS

Univar recorded sales of $5,986.7 million in 2005, an increase of 13.3% from $5,284.2 million in 2004. On a currency-neutral basis, sales increased by 12.3%, again surpassing one of the company's primary goals—to grow sales at one to two percent above GDP growth in the countries in which Univar operates. The company reported net income available to common shareholders of $123.5 million, compared with $88.4 million the previous year. Earnings per common share after taxes for 2005 were $4.22 compared to $3.05 in 2004.

EBIT increased to $207.7 million in 2005 from $162.3 million in 2004, primarily due to higher sales and gross margin. The company's EBIT margin (EBIT as a percent of sales) improved to 3.5% in 2005 from 3.1% in 2004, attaining the company's strategic goal of 3.5%.

All outstanding cumulative financing preference shares were redeemed in February 2005, as decided at the December 15, 2004, Extraordinary General Meeting of shareholders.

MARKET ENVIRONMENT

The chemical market generally continued to strengthen throughout most of 2005, bringing about both substantial appreciation in chemical pricing and modestly improved demand for the products Univar sells. As was the case in 2004, industrial markets in North America were more vibrant than those in Europe. Moving into 2006, most indicators suggest the relatively short supply of certain chemical products will persist and prices will for the most part remain high by historical standards. Most industry experts agree that the increased cost of feedstocks—natural gas and petroleum—evidenced in both 2004 and 2005 is structural, and that these cost increases (which may prove to be highly volatile) will continue to impact chemical pricing for at least the near term.

Outlook Based on the operating progress of the past several years and a continued expectation for moderate growth in chemical demand, Univar believes it is well positioned to achieve year-over-year operating performance improvement in sales and EBIT again in 2006. Compared to 2005, we anticipate a lessening in our rate of growth as further uplift from chemical pricing is less likely. This is dependent upon a variety of factors that affect the external

Consolidated Key Results

(in US$ millions, except EBIT margin and per share results)	2005	2004	Change	Change (currency-neutral)
Net sales	$5,986.7	$5,284.2	13.3%	12.3%
Gross margin	921.7	843.2	9.3	8.3
Operating expenses	714.0	680.9	4.9	4.2
Operating income before depreciation (EBITDA)	248.2	202.4	22.6	20.6
Operating income (EBIT)	207.7	162.3	28.0	25.5
EBIT margin (EBIT : Net sales)	3.5%	3.1%	–	–
Net income available to common shareholders	123.5	88.4	39.7	36.8
Earnings per common share	4.22	3.05	38.4	35.7

environment, such as continued economic vitality in the markets we serve, particularly in the manufacturing sector. Other significant factors that can influence results include pricing and supply stability in chemical and energy markets, competitive pricing behavior and, to a lesser extent, weather conditions that affect the sale of some of our products, including agricultural and pest control chemicals.

Consistent with our previously stated objective of strengthening Univar's market position over time by providing sustainable revenue and earnings growth while maintaining a sound balance sheet, we will continue to focus on our strategic financial goals: to achieve average annual growth in net sales of between one and two percent in excess of growth in local GDP, and to further improve Univar's EBIT margin. The company is committed additionally to improving its return on capital employed, or ROCE (calculated on a 36-month rolling average basis), to at least 1.25 times the company's after-tax weighted average cost of capital (WACC) by 2009. For 2005, the company's after-tax WACC was 8.1% and the 36-month rolling average ROCE was 7.2%.

FINANCIAL PERFORMANCE

Net Sales The company's 2005 sales were $5,986.7 million compared with $5,284.2 million in the prior year, an increase of 13.3%. Sales increased 12.3% on a currency-neutral basis. All three business units experienced good sales growth. In the US, sales increased to $2,958.7 million in 2005 from $2,545.9 million in 2004, or 16.2%. European revenues increased 6.5% to $1,970.8 million from $1,850.2 million in 2004, or 6.9% on a currency-neutral basis. Sales in Canada increased to $958.7 million from $830.3 million in 2004, an increase of 15.5%. On a currency-neutral basis, this increase was 8.1%. These increases are attributable to elevated chemical prices, the company's focus on targeted growth industries and slowly increasing industrial demand. Growth in industrial demand in North America was modest in the first half of 2005 and somewhat improved in the second half. In Europe, growth in industrial demand was modest throughout the year. The portfolio of products sold by Univar increased in price during the year by an average of 11%. The company realized an increase in overall pound volume in 2005 of approximately 2%.

Gross Margin Univar's gross margin dollars increased 9.3% in 2005, with the company recording $921.7 million in gross margin compared with $843.2 million in 2004. Consolidated Univar N.V. gross margin as a percent of sales was 15.4% in 2005, down from 16.0% in 2004. Gross margin percentage was down slightly in both the US and Europe, and flat in Canada. The consolidated decline in percentage was due to continuing competitive pressures and rapidly rising chemical prices. Gross margin dollars per pound increased approximately 7% on a consolidated basis.

Operating Expenses Operating expenses on a consolidated basis increased by 4.9% in 2005, to $714.0 million from $680.9 million in 2004. On a currency-neutral basis, expenses increased by 4.2%. Continued expense management efforts and chemical price inflation resulted in a decline in expenses as a percent of gross margin in 2005 to 77.5% from 80.8% the previous year. All three business units were successful in controlling expense increases at well under the rate of growth in revenues and gross margin. Strict management of operating expenses, including continued implementation of network efficiencies and productivity improvements, are a key part of Univar's strategy.

Operating Income (EBIT) EBIT for 2005 increased 28.0% to $207.7 million from $162.3 million in 2004. EBIT margin improved to 3.5% in 2005 compared with 3.1% in 2004. The increase was a result of the increase in net sales and gross margin dollars from 2004 levels combined with controlled growth in operating expenses. In addition to the contribution from Univar's primary business segments, EBIT includes the investment in developing businesses (such as Dureal) and certain holding company-related expenses which together generated operating losses of $13.5 million and $11.5 million in 2005 and 2004, respectively.

Net Interest Expense Net interest expense remained relatively flat at $25.9 million compared with $26.7 million in 2004. The 2005 results include approximately $2.4 million of additional interest costs that resulted from the borrowing associated with the February 2005 redemption of the cumulative financing preference shares.

Taxation Income tax on income from ordinary activities in 2005 was $59.4 million compared with $44.8 million in 2004. The effective tax rate was 32.5% in 2005 compared with 33.0% in 2004. For 2006, the company expects the effective tax rate to be approximately 35%.

Dividend on Cumulative Financing Preference Shares
All outstanding cumulative financing preference shares were redeemed in February 2005. Effective January 1, 2005, any associated dividends on cumulative financing preference shares are reported as part of interest expense, due to the adoption of IAS 32/39. For 2004, the dividends on cumulative financing preference shares were $2.4 million.

Net Income Available to Common Shareholders Net income available to common shareholders improved by 39.7% to $123.5 million in 2005 compared with $88.4 million in 2004.

Earnings per Share Earnings per common share for 2005 increased by 38.4% to $4.22 compared with $3.05 the previous year.

Dividend to Common Shares A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2005 fiscal year of €0.74 ($0.87) per share payable May 18, 2006, to common shareholders of record on May 11, 2006. The proposed amount represents 20.6% of net income available to common shareholders, calculated in accordance with IFRS (which represents approximately 25% under Dutch GAAP). This amount would be an increase of 80.5% from the 2004 dividend of €0.41 ($0.56) per share, and represents an increase in the payout ratio to 20.6% in 2005 compared with 18.4% in 2004. On a US$-equivalent basis, the increase in the dividend would be 55.4%.

Exchange Rates 2005

	Income Statement Rate Average local currency vs. US$	Balance Sheet Rate Year-end local currency vs. US$
EUROPE		
Euro	1.24244	1.18290
British pound	1.81828	1.72509
Swedish crown	0.13376	0.12571
Swiss franc	0.80255	0.76022
Norwegian crown	0.15519	0.14768
Danish crown	0.16669	0.15850
Polish zloty	0.30886	0.30685
NORTH AMERICA		
US dollar	1.00000	1.00000
Canadian dollar	0.82537	0.85904

Cash Flow from Operating Activities Net cash flow from operating activities was $19.2 million in 2005 compared with $42.3 million in 2004. This reflects a $107.6 million increase in working capital related mostly to chemical price increases, and additional pension funding of approximately $30 million.

Financial Position The balance sheet at December 31, 2005, showed an increase in total assets of $67.3 million from a year earlier, to $2,578.1 million from $2,510.8 million. This increase was primarily in inventories and accounts receivable, reflecting higher sales volumes and chemical prices, and was partially due to foreign currency movements. Stockholders' equity (before the proposed dividend to common shares) increased to $783.8 million from $742.6 million, primarily due to additions from net income ($123.5 million), less foreign currency translation differences ($20.4 million), dividends paid with respect to 2004 ($15.6 million) and the reclassification to long-term debt of cumulative financing preference shares ($39.3 million) under IFRS. Total debt increased primarily as a result of investment in property, plant and equipment of $63.7 million for the year (compared with $38.5 million in 2004), and the February 2005 redemption of cumulative financing preference shares, net of cash flow from operations. The increase in property, plant and equipment is primarily due to a decision to purchase certain replacement assets that were leased in prior years.

Return on Capital Employed After-tax return on capital employed for the year increased to 8.7% from 7.0% in 2004 (reported a year ago as 5.6% when calculated under Dutch GAAP). ROCE represents net operating profit (net income plus after-tax interest expense, or NOPAT) as a percentage of average capital employed. Capital employed is defined as total assets less non–interest-bearing current liabilities. Average capital employed was $1,624.8 million in 2005 and $1,550.2 million in 2004.

Foreign Currencies For Univar, the principal foreign currencies versus the US dollar are the Canadian dollar, the euro and the British pound. Income and expense items in foreign currencies are translated at the weighted-average exchange rates applicable for the period.

International Financial Reporting Standards (IFRS) The consolidated financial statements of Univar have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Effective January 1, 2005, Univar adopted IFRS. For reporting purposes, Univar's effective date of transition to IFRS was January 1, 2004. Accordingly, the financial statements and information are presented on a comparable basis.

HUMAN RESOURCES

Univar is committed to fair employment practices for all of its employees regardless of their race, color, nationality, religion, gender, age, disability or any other status protected by law.

Univar continued in 2005 to implement initiatives to enhance productivity. The net effect of these activities was a small increase in the size of its workforce by December 31, 2005, to 6,708 from 6,672, a 0.5% increase. The Univar USA workforce increased to 3,371 from 3,316 employees, a 1.7% change. Univar Canada decreased its workforce to 750 from 766, or 2.1%. The Univar Europe workforce decreased to 2,474 from 2,498, or 1.0%. At the same time, revenues for Univar USA increased 16.2% in 2005; for Univar Europe, 6.5%; and for Univar Canada, 15.5%. The remaining Univar workforce increased to 113 employees from 92 the previous year. The workforce increases were primarily in developing businesses Dureal and ChemPoint. At this time, no material changes to headcount are anticipated in 2006.

Univar administers the company through its business unit managers, providing them direction and assisting their processes while not trying to manage day-to-day operations. One example of this assistance is the formation of a number of steering committees to analyze administrative functions and identify opportunities for global cooperation. Steering committees are composed of the top business unit managers for the particular functional area, directed by a Univar N.V. executive. Use of steering committees minimizes duplicate costs while facilitating ownership by the business units for the strategies, policies and/or technologies adopted by the organization.

While business unit management may make the final decisions, subject to appropriate levels of authority, steering committees help share best practices and policies and procedures. They also exchange intellectual and technical capital; evaluate technologies and proposed business strategies; address common business unit issues; and look for synergistic opportunities among business units. Steering committees currently operate in the areas of Global Supplier Strategy, International Product Sourcing, Information Technology, Human Resources, Safety, Health and Environment, and Trademarks.

In 2005, each of the company's business units made significant progress on upgrading their succession planning programs. Each business unit has a succession plan in place for its key executive and management positions. In these plans, potential candidates are identified as is their readiness for advancement. For those identified candidates who are not yet ready for a particular position, a development plan is in place to help them complete their preparations.

Univar is committed to being a responsible corporate citizen in all areas in which it operates. Its *Statement of Core Values* reflects this commitment:

Safety Safety is the first priority, the most important aspect of our work.

Ethics We treat every individual in our business and personal practices ethically, with integrity and honesty.

Leadership Each of us strives to lead and motivate by example and consistently live up to these core values. We coach, train, develop and empower employees to reach their full potential.

Employees We respect and value every employee and are committed to support and develop each other personally and professionally.

Environment We are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Continuous Improvement We will improve results for all our stakeholders by doing the right things better every time.

SAFETY, HEALTH AND ENVIRONMENT (SHE)

As declared in our *Statement of Core Values*, safety is our first priority and the most important aspect of our work. We also are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Safe operational practices, healthy working conditions and care for the environment are essential to the well-being of Univar employees and to the company's success. Therefore, the company is committed to its global Safety, Health and Environment (SHE) policy at all levels of the organization, and it is an integral component of all business operations:

Global SHE Policy We recognize that safe practices, healthy working conditions and conservation of our environment are essential to achieve sustainable profitability and continuity for our company and employees. We are committed to ensuring that our operations do not have a negative effect on the environment or the health and safety of our employees and neighbors. To meet our commitments we will:

- protect the environment, the safety, health and welfare of our employees and the health and safety of customers, contractors, the community and other people in relation to all of our activities through the control of our workplace environment
- continually improve our processes to manage safety, health and environmental performance
- contribute to the continuity of our company through the recognition, evaluation and control of hazards and the prevention of pollution
- meet the applicable legislation, regulations and industry standards that govern our business
- establish and review our objectives and targets to ensure we are meeting our safety, health and environmental commitments
- provide the necessary resources, time and money to support the implementation of this policy
- train our employees to ensure they are aware of and understand their roles and responsibilities in meeting the commitments outlined in this policy
- make this policy available to all stakeholders and display it at all of our locations

Univar management in each business unit is responsible for the local implementation of the SHE standards that have been established on a companywide basis in the global SHE policy. Important elements of these standards include organization and communication, standards and procedures, security, training and education, reporting, assessment and controls, and change management.

Univar continued in 2005 to improve its SHE audit program. In North America, both business units' already extensive audit program has been enhanced by the addition of outside audits by the company's insurance carrier. Univar Europe expanded its audit program beyond intra-country audits to include three additional elements: inter-country audits by teams of SHE and operations managers; overall audits by European corporate SHE managers; and outside audits by the company's insurance carrier. These additional audits have provided Univar Europe with another perspective on the safety of its operations.

Of additional interest in Europe is the recently enacted Registration, Evaluation, Authorization and Restrictions of Chemicals (REACH) legislation. This European Union initiative could significantly change the face of chemical manufacturing in Europe, and it represents both a threat and an opportunity to chemical distribution. The company will monitor the implementation of this legislation and will be prepared to adjust our business processes as required.

In North America, Univar Canada is a member of the Canadian Association of Chemical Distributors and follows the latter's Code of Responsible Distribution. Univar USA is a member of the National Association of Chemical Distributors and is committed to the Responsible Distribution Process℠ set forth by that organization. Univar is also a member of the American Chemistry Council and is committed to its Responsible Care℠ program. Indeed, Univar Europe was one of the pioneers of the Responsible Care program across Europe. Finally, all of the company's operations employees are trained in every aspect of safety and proper operational practices.

	Lost-Time Injury Rate (LTIR) (per 1,000,000 work-hours)			
	2004 Actual	2005 Target	2005 Actual	2006 Target
Univar Canada	6.5	6.0	5.2	4.5
Univar Europe	7.1	6.0	4.8	4.3
Univar USA	3.2	2.5	3.0	2.5
Univar N.V.	**5.0**	**4.8**	**3.9**	**3.5**

Univar's safety performance for 2005 showed significant improvement over 2004, and the company met its goal of reducing its Lost-Time Injury Rate (LTIR) in all three of its business units. Overall, the company's LTIR for 2005 was 3.9, and its goal for 2006 is 3.5.

CORPORATE GOVERNANCE

Dutch Corporate Governance Code The principles guiding the corporate governance of Univar are set forth in the Dutch Corporate Governance Code ("the Code") published by the Tabaksblat Committee on December 9, 2003. The Code's fundamental principle is "comply or explain," which means that a company either complies with the Code provisions specifically or explains in a properly motivated manner why it is unable to comply or chooses to deviate from a specific Code provision, taking into account the best interests of the company. The Supervisory Board may seek shareholder approval of such deviations (in which case the company would be deemed in full compliance), but this is not required. Univar is in substantial compliance with the Code. In the few matters where compliance with a specific Code section would be detrimental to the best interests of Univar and its stakeholders, a full and sufficient explanation is provided below. Following is a summary of the corporate governance structure of Univar and a review of the extent to which Univar complies with the best practice provisions of the Code. All of Univar's corporate governance documents are available for inspection at its website, www.univarcorp.com.

Univar's Corporate Governance Univar is managed on the principle that a company is a long-term collaboration between the various stakeholders, including employees, shareholders, customers, suppliers, creditors and the communities in which Univar operates, who directly or indirectly influence (or are influenced by) the achievement of the aims of the company. Integrity, supervision, accountability and transparency in reporting are the four cornerstones to building a successful collaboration between the stakeholders of the company and to ensuring the successful continuity of the enterprise. It is Univar's commitment to its stakeholders that it continually applies these values as it strives to achieve its corporate mission: to be the preferred quality partner for the distribution of chemicals.

Shareholder Meetings A general meeting of shareholders ("GM") is held at least once a year in the Netherlands. The meeting is announced at least 15 days in advance and the agenda for the meeting is provided or available for inspection in advance of the meeting. No valid resolutions can be passed unless there was valid notice of the matter. Resolutions of the GM are passed by an absolute majority of the votes cast unless the Articles of Association or the law prescribes a greater majority. Resolutions to amend the Articles of Association require a majority of at least two-thirds of the votes cast. The GM appoints the members of the Executive and Supervisory Boards based on non-binding recommendations from the Supervisory Board. Important matters on which the GM has approval authority are adoption of the annual accounts; adoption of profit appropriation; additions to reserves and dividends; discharge of the Supervisory and Executive Boards; appointment of the auditor; suspension and dismissal of the members of the Executive and Supervisory Boards; remuneration of the Supervisory Board members; the Remuneration Policy of Executive Board members; authorization to purchase, issue or sell shares in the company's capital; and adoption of amendments to the Articles of Association. The GM must approve certain important decisions that entail a major change in the identity or character of the company. Persons entitled to attend a shareholders' meeting may put items on the agenda of the GM if they represent at least one hundredth of the issued share capital or represent a market value of at least fifty million euros, if such matters are presented in writing to the Executive Board no later than sixty days before the GM and if no vital interest of the company is prejudiced.

Supervisory and Executive Boards Univar operates under a two-tier structure; it has an Executive Board and a Supervisory Board, both of which are elected by the shareholders of Univar. The Supervisory Board makes non-binding recommendations to the GM for election of Executive and Supervisory Board members. The Executive Board and the Supervisory Board have overall responsibility for balancing stakeholders' interests and for ensuring the continuity of the enterprise.

The Executive and Supervisory Boards are accountable to the general meeting of shareholders. The Executive Board also is accountable to the Supervisory Board. The Articles of Association provide for the indemnification of Executive and Supervisory Board members under certain circumstances.

The remuneration of members of the Executive Board and Supervisory Board, as well as the shares and options held by individual members, are presented on pages 62–63 of this report.

Executive Board The Executive Board is responsible for the management of the company and, as such, is responsible for policymaking and the central management of Univar and its subsidiaries. It also is responsible for achieving the company's aims, strategy and policy, and results. Each member of the Executive Board, individually, is authorized to represent Univar. A number of specific matters that are listed in the Articles of Association, By-Laws and/or resolutions of the Executive and Supervisory Boards are subject to the approval of the Supervisory Board.

The Executive Board has By-Laws governing its practices and procedures. The By-Laws are available on the company's website.

The By-Laws of the Executive Board provide for a division of tasks among the Executive Board members. Pursuant to the By-Laws, the Supervisory Board assigned to Mr. Pruitt the responsibilities of chief executive officer. Mr. Holsboer is employed on the basis that he does not devote full time to Executive Board duties. Mr. Holsboer's primary responsibilities are in the areas of corporate governance, strategy and financial reporting. Mr. Pruitt and Mr. Holsboer were elected by the GM for indefinite terms. Executive Board members may be suspended by the Supervisory Board. Executive Board members may be removed from office by the GM at any time.

Supervisory Board The Supervisory Board supervises the management of the Executive Board and the general course of affairs of the company and the business affiliated with it. According to Dutch law, the standard to be applied is the best interest of the company and its businesses taking into account the interests of all involved. The supervision of the Executive Board by the Supervisory Board includes review of (1) achievement of the company's objectives, (2) corporate strategy and the risks inherent in the business activities, (3) the structure and operation of the internal risk management and control systems, (4) the financial reporting process, and (5) compliance with legislation and regulations.

The Supervisory Board has By-Laws governing its practices and procedures. The By-Laws are available on the company's website.

The Supervisory Board has a profile for its members. The profile is available on Univar's website. The profile provides that the composition of the Supervisory Board represents a balance of backgrounds and that its members have experience in areas that are related to the core activities of Univar and experience in the markets in which Univar operates. The experience of the Board should include international experience ranging from economic and social fields to political and business activities, and should also include experience in human resources management. Given the international scope and volume of Univar's activities, it is important that the Supervisory Board include non-Dutch members who are familiar with Univar's principal markets. The profile of the Supervisory Board provides that the Board shall normally consist of five members, including one member who is a financial expert.

Supervisory Board members are elected by the GM for terms that cannot exceed four years. Supervisory Board members can serve no more than twelve years. The number of Supervisory Board members is determined by the Supervisory Board but cannot be fewer than three.

Supervisory Board Committees The Supervisory Board has three committees comprising members of the Board. The charters of the committees are available on Univar's website.

The Audit Committee assists the Supervisory Board in its oversight of the integrity of Univar's financial statements, the financial reporting process, Univar's system of internal controls, and the review of the internal and external auditors' qualifications, as well as the company's process for monitoring compliance with laws and regulations and the company's Code of Conduct. The composition of the Audit Committee complies with the Code; one of the members of the committee is a financial expert and all of the members are independent.

The Remuneration Committee develops and recommends the Remuneration Policy to the Supervisory Board and annually provides a Remuneration Report to the Board. The composition of the Remuneration Committee complies with the Code.

The Selection and Appointment Committee develops and recommends the selection criteria and appointment procedures for members of the Supervisory and Executive Boards, periodically evaluates the scope and composition of the Executive and Supervisory Boards, and evaluates the functions of the individual members of these Boards. The composition of the Selection and Appointment Committee complies with the Code.

Auditor   The Executive Board is responsible for the quality and completeness of the financial information that is made available to the public. The Supervisory Board supervises the Executive Board's fulfillment of this responsibility. The GM appoints the external auditor annually and may remove the auditor at any time. The Supervisory Board recommends a candidate to the GM and for this purpose the Supervisory Board receives advice from its Audit Committee and the Executive Board. Every year, the Executive Board and the Audit Committee report to the Supervisory Board on the relationship with the external auditor and, in particular, on the independence of the auditor. The work of the external auditor is supervised by the Audit Committee. The external auditor attends meetings of the Supervisory Board at which the annual accounts are to be adopted. The external auditor attends the GM and may be questioned by the shareholders regarding its audit opinion.

The Audit Committee and the Executive Board conduct a thorough assessment of the functioning of the external auditor once every four years and advise the Supervisory Board on whether to recommend the reappointment of the external auditor by the GM.

The internal auditor operates under the supervision of the Executive Board. The Executive Board ensures that the external auditor and the Audit Committee are involved in drawing up the tasks of the internal auditor. The Supervisory Board approves non-audit services to be provided by the external auditor after consultation with the Executive Board. The external auditor meets at least once a year with the Audit Committee without any of the company's Executive Board members or the internal auditors being present.

Remuneration   The GM determines the remuneration of the Supervisory Board members. The Remuneration Policy for the Executive Board was adopted at the GM held on May 3, 2005. The Supervisory Board approves the remuneration of the Executive Board members. The remuneration of the Supervisory Board members is reported in the annual report of the company. The By-Laws of the Supervisory and Executive Boards implement these requirements. The Remuneration Policy and Remuneration Report are available on the company's website.

Deviations from the Code   The Code sets forth a number of Best Practice Provisions governing the conduct of Executive and Supervisory Board members and shareholders. The Code recognizes that non-application of a Best Practice Provision is not in itself objectionable and indeed may be justified under certain circumstances.

The Executive and Supervisory Boards determined that it is not in the best interests of the company or its stakeholders to comply with certain provisions of the Code. These deviations were explained to, and discussed by, the May 6, 2004, Annual General Meeting of Shareholders.

Article II of the Code states the principles and best practices regarding (a) the role and procedure, (b) remuneration, and (c) conflicts of interest concerning the management board.

The Executive Board of Univar acknowledges the responsibilities and ongoing duties and requirements stated in Article II. Univar is in compliance with the best practices stated in Article II with the exception of two deviations.

First, Mr. Pruitt's employment contract, which was entered into before the Code was developed, provides 30 months' salary as severance. The contract is in line with standard company policy. The Supervisory Board intends to honor this contractual commitment and is of the view that a deviation from the Code is justified.

Second, both Mr. Pruitt and Mr. Holsboer were elected by the GM for indefinite terms before the code was introduced, and their employment contracts incorporate the indefinite term election. The Supervisory Board believes that these commitments should be honored, and that a deviation from the four-year term requirement of the Code is properly explained and the deviation is properly excused.

Conflicts of Interest The By-Laws of the Executive and Supervisory Boards define conflicts of interest and provide procedures for handling conflicts of interest. The conflicts of interest rules also apply to the external auditor. The By-Laws provide that all decisions presenting a conflict of interest must be listed in the annual report with a reference to the conflict of interest and a declaration that the company complied with the By-Laws. The conflicts of interest rules comply with the Code.

Indemnification of Members of the Executive and Supervisory Boards The Articles of Association provide that, unless the law provides otherwise, members of the Executive and Supervisory Boards shall be reimbursed by the company for damages and fines and the reasonable costs of defending claims arising out of the exercise of their duties. There is no entitlement for reimbursement under certain circumstances which are specified in the Articles of Association, such as an act or failure to act that can be characterized as intentional ("opzettelijk"), intentionally reckless ("bewust roekeloos"), seriously culpable ("ernstig verwijtbaar"), or would be unacceptable according to standards of reasonableness and fairness. The company also has taken out liability insurance for its directors and officers.

Anti-Takeover Measures A number of provisions in the company's governing documents are or may operate as anti-takeover measures. Univar may issue cumulative preference shares on the exercise of a call option by the Univar Foundation. The Univar Foundation is described on pages 74–75. Although not an anti-takeover measure, Univar's credit facility (see pages 56–57) provides that in the event any person or group of persons gains control of Univar, a majority of the lenders may declare all outstanding loans to be immediately due and payable. The mandatory prepayment in the event of a change in control does not apply to HAL Holding N.V. gaining control of Univar but does include a change of control of HAL Holding N.V. in the event of, and after, its gaining control of Univar. Finally, the principle that Univar shall be operated in the best interests of all stakeholders allows management to consider the interests of stakeholders other than just the interests of shareholders in assessing a proposed takeover of the company, and to take appropriate action.

Rules Regarding Investments and Inside Information The Supervisory and Executive Boards adopted Rules Regarding Investments and Inside Information for the Supervisory and Executive Boards. These rules comply with and implement the Code and Dutch laws regarding inside information and investments by Supervisory and Executive Board members and certain of their relatives. The Boards also adopted the Univar Rules Concerning Inside Information. These rules apply to all employees and certain of their relatives. Both sets of rules are available on the company's website.

Code of Conduct Strict compliance with Univar's business ethics and conduct is an essential condition to achieving the four guiding principles that are cornerstones for all Univar employees: integrity, supervision, accountability and transparency. To this end, the Executive Board has adopted a Code of Conduct, a copy of which is published on the company's website and in the languages of the countries in which Univar does business. The Executive Board is committed to the high standards set by the Code. As stated in the Code, it is the conviction of the Executive Board that at all times Univar employees must act ethically and in compliance with applicable laws. The Code has "whistle-blower" provisions that require all employees to report misconduct and which provide for reporting, where appropriate, to the Executive or Supervisory Boards. The Code and the strict policy of the company prohibit any form of retaliation against employees who report suspected misconduct.

Supervisory and Executive Board Implementation Activities During the year, the Supervisory and Executive Boards discussed a number of times matters regarding implementation of the Code. The Boards adopted new rules governing the Supervisory and Executive Boards ("By-Laws") and Rules Regarding Investments and Inside Information by Executive and Supervisory Board members. The GM appointed a financial expert to the Supervisory Board to fill a vacancy. The Board receives and considers assessments performed by outside organizations of the company's governance structure and policies.

RISK ASSESSMENT

Internal Risk Management and Control Systems The company's internal risk management and control systems include operational, financial and technical controls, as well as risk analyses of the operational and financial aims of the company. They also include guides for laying out the company's financial reports, the procedures to be followed in drawing up these reports, and a system of monitoring and reporting on internal risk management issues.

In carrying out its responsibilities to maintain an effective risk management and control environment, the company's organizational structure has clearly defined lines of responsibility and delegation of authority, as well as comprehensive systems and control procedures. This structure allows the company's management to effectively identify, evaluate and mitigate risks, which also requires broad understanding of its goals and objectives and constant review of the business.

There have been no restatements of the company's financial reports, and there were no significant changes in the company's internal control systems during 2005.

The company's Director–Internal Audit has overall responsibility for internal audit at Univar and its business units. The Director has a reporting relationship to the Executive Board and to the Supervisory Board's Audit Committee, and is responsible for supervising the activities of the company's internal auditors and assisting the external auditors.

The role of the company's internal audit organization is to assist management in the effective discharge of its control responsibilities and duties. Using a risk-based approach developed with management and the Audit Committee, the internal audit organization provides an independent and objective assurance and consulting activity. The internal audit organization is able to provide assessments of the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the company's internal controls, and takes steps to implement those that are believed to be appropriate in the circumstances.

The Audit Committee is responsible for monitoring the company's accounting and reporting practices. The Audit Committee meets periodically with management, the external auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The Executive Board also meets with the Audit Committee and the external auditors to review the company's risk management and control process. The external auditors and internal auditors have full and unrestricted access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls, and the quality of financial reporting.

Executive Board Review of Internal Controls and Risk Assessment The Code has important Best Practice Provisions relating to internal risk management and control systems. Complacency and an unchallenged belief that a company is already doing its best is not a Best Practice under the Code. The spirit of the Code requires an annual evaluation of the company's internal controls and risk control systems, policies and procedures. The Executive Board embarked on a thorough review of its internal risk management and control systems again in 2005. With the perspective that improvement is always possible, this review resulted in some minor changes to certain policies and procedures and in the implementation of new policies and procedures.

In 2005, the above-noted review was conducted using guidance from the framework developed by the 1992 Committee of Sponsoring Organizations of the Treadway Commission (COSO). The main elements of the risk analysis are summarized on pages 34–37. The results of this evaluation have been reported to and discussed with the Supervisory Board and its Audit Committee.

The proper design and implementation of internal risk management and control systems significantly reduces but cannot fully eliminate the possibility of poor judgment in decision-making; human error; control processes being deliberately circumvented by employees and others; management overriding controls; and the occurrence of unforeseeable circumstances.

The Executive Board has concluded that the internal risk management and control systems provide reasonable assurance that the company's financial reporting does not contain any material inaccuracies. Based on currently available information, the internal risk management and control systems worked as designed in 2005 and there are no indications that they will not work as such again in the current year.

RISK FACTORS AND VARIABLES

Univar's results are sensitive to the following risk factors and variables:

Operating Risks Univar operates in many distinct markets, and events occurring in a local marketplace can affect its business. Nevertheless, the company is substantially diversified through broad geographic coverage, as well as in terms of its customer base, product assortment and supplier base, so that an adverse event occurring in any market segment is unlikely to have a material effect on the company. If the economy throughout a large part of one or more of the company's major national markets, such as the United States, Canada, the United Kingdom or France, should experience a downturn, this would constitute an event that could adversely affect Univar's operating results. Sales revenues are particularly dependant on the level of industrial production in the countries in which Univar operates and the related demand for chemical products.

The effect of changing industrial chemical prices presents a risk to Univar. Price increases from suppliers may not always be offset by similar changes in prices to customers. This would potentially decrease margins. Univar continues to manage its inventory effectively. Inventory risks are limited, with products seldom remaining in inventory longer than 45 days. In addition, the company does not enter into long-term, fixed-price commitments with either suppliers or customers.

Energy pricing is variable, and the cost of energy is a critical element in chemical pricing. It affects both feedstock and manufacturing costs. Also, sales to the oil, gas and petroleum industries represent a significant portion of Univar's business. Sudden movements in the wholesale prices of energy could have a temporary, unfavorable effect on Univar's margins. However, Univar does not enter into long-term, fixed-rate contracts for the purchase or sale of inventory that might prevent the company, in a reasonable time frame, from reflecting market pricing. Internally, energy prices affect the company's transportation costs as well as the cost of lighting and heating company facilities.

Univar operates many distinct computer systems, including different hardware and software configurations for each major business unit. The failure of one of these systems could potentially have an adverse effect on the business. However, this risk is mitigated by the oversight of an Information Technology (IT) Steering Committee and by the ongoing reviews of the company's internal audit group. Formal IT disaster recovery programs also are in place for each of the business units.

The chemical industry is cyclical, and end-user demand for product may from time to time outstrip the industry's ability to supply. As a distributor of chemical products, Univar does not manufacture the products it sells and may confront intermittent interruptions of supply brought about by an imbalance in demand versus available supplier capacity. However, Univar maintains sourcing operations in Asia, Europe and North America, and enjoys favorable relationships with the world's leading chemical producers. No single producer or product is sufficiently important to the conduct of Univar's business to constitute a material risk to the company's operating performance.

Each of the company's three major business units has sites where operations employees are represented by unions. Depending on the plant(s) involved, an organized labor action may have a significant effect on the local business. This risk is mitigated by several factors. Overall, the company maintains excellent relationships with the respective labor unions. In addition, the company has enhanced its labor relations resources and capabilities by having experienced, US-based labor negotiators on staff to address union issues. Finally, the company's infrastructure is such that if operations are affected in one location, other facilities will be able to lessen the effect by taking on additional activities, including supplying the affected market.

Facilities Risks Univar has the risk that damage or loss to a facility will disrupt operations and otherwise adversely affect financial results. However, Univar considers the possibility of significant adverse effects from such a risk to be low. Univar has a large dispersion of facilities and has a great deal of substitutability in facilities and operations, so the loss of a facility can be substantially offset, in most cases, by transferring operations to other facilities. Univar carries replacement-value property insurance to mitigate the financial loss, should it suffer damage to its facilities.

Financial Univar is affected by foreign exchange rate fluctuations because of the multinational nature of its business and the need to convert results into US dollars. Fluctuations in exchange rates between other currencies and the US dollar could significantly affect Univar's reported results from year to year.

Exchange rate fluctuations may affect the company's results in three ways. First, although each of the company's operations generally incurs costs and earns revenues in its local currency, results may be affected by gains or losses arising from transactions whose terms are stated in a foreign currency. The company's policy is to hedge all significant transaction exposure.

Second, the company's financial results and position may be affected by exchange rate fluctuations when business results, assets and liabilities are translated into US dollars. While the debt portfolio has the effect of offsetting fluctuations in the translated value of earnings or assets caused by currency movements, the company does not actively hedge translation exposure of either future earnings or assets through the use of derivative instruments.

Third, the company's results over time may be affected by gains or losses arising from changes in exchange rates that may affect future competition, sales volume, prices, costs, etc. The company does not hedge against this economic exposure to exchange rate fluctuations. Overall, the company assesses this risk to its financial results to be low.

Due to the structure of its €700 million credit facility, the company's financial results and/or condition may be affected by unanticipated movements in interest rates. This risk is mitigated by the company's hedging policy, which requires it to maintain a certain portion of its debt in fixed-rate instruments, or to maintain floating-for-fixed interest rate swap agreements, thereby reducing the effects of interest rate fluctuations.

Credit risks in chemical distribution are usually limited, as Univar provides products that are often essential to the operation of its customers' businesses. Credit risk is further reduced because each customer represents only a small fraction of Univar's sales. As a matter of policy, Univar checks the creditworthiness of its customers.

Risks relating to currency, interest rates and credit are addressed in the Notes to the Financial Statements.

Univar operates a number of pension plans for its employees. The terms of these plans vary from country to country. In the US, Canada and the UK, a significant number of employees are covered by defined benefit pension plans. Developments in interest rates, the stock markets and other matters outside Univar's control may have a material adverse effect on the assets of the trust funds related to these pension plans and may lead to a requirement for Univar to make payments over and above what is currently envisaged or provided for. The defined benefit pension plans in the US and the UK are closed to new employees. Instead, new employees in the US and the UK participate in defined contribution pension plans and, as such, market risk is being reduced over time.

As a global company, Univar is subject to taxation in many different jurisdictions and under a variety of taxation systems. Changes in tax treaties among countries within which the company operates, or changes regarding tax legislation in any specific jurisdiction or jurisdictions, could affect the company's reported results from year to year. Univar regularly monitors and incorporates developments as they pertain to tax treaties and tax legislation in all jurisdictions in which it operates, in order to report its tax liabilities accurately.

Acquisitions and new ventures may not always be successful and may prove to be disruptive. In recent years, Univar has acquired a number of companies operating in its core business areas, and it expects to make further acquisitions in the future. The company believes future acquisitions will result in increased revenue and profit growth, but there is a risk that anticipated benefits will not be realized. Achieving them depends, in part, upon whether the operations and personnel of the acquired companies are integrated in an efficient and effective manner with Univar's existing businesses. The process of integrating businesses may be disruptive to both businesses and may take longer and be more expensive than the company anticipates. The performance of the acquired businesses may not meet Univar's expectations. Any problems for Univar in managing its growth, or unexpected difficulties arising out of acquisitions, could have a material adverse effect on Univar's business, financial condition and results of operations.

Univar has processes in place to ensure proper due diligence is performed prior to making any commitments for potential acquisitions. Furthermore, as part of the due diligence process, management creates a comprehensive plan that details how the acquisition will be integrated. In addition, processes are in place to track such investments once the transaction has been closed.

Competition Univar faces intense competition in many of the markets in which it operates, and changes in the competitive environment could adversely affect the company's business and results. However, Univar believes its extensive network and broad product and service offering represent important competitive advantages. The requirement for significant investments in infrastructure and information technology represents a major barrier to entry for any potential new diversified market participants.

The risk of loss of producer product lines is present in the industry. However, Univar most often has multiple sources of supply. Its ability to source products from alternative vendors is very high.

Safety, Health and Environment (SHE) Univar's business includes a wide range of operational activities, some of which entail handling, storing, transporting and selling potentially hazardous materials. The company's activities can adversely affect people and the environment. Claims regarding product liability, health, fire damage, safety and environmental matters are a significant risk. Univar has taken many measures to mitigate and manage these risks.

Univar carries insurance to protect against most of the accident-related risks involved in conducting its business. Univar mitigates the risk of on-the-job accidents in a variety of ways: accident prevention efforts through planning, process and facility controls, safety training, safety committees, safety and environmental audits, and post-accident investigations with follow-up steps. The company has established a SHE policy and a SHE Steering Committee to oversee its implementation. Univar's commitment to high safety standards and practices has resulted in a reduction in both safety-related and environmental incidents over the past four years.

Univar is subject to a variety of SHE-related laws and regulations and believes it is in substantial compliance with these requirements. Univar has a staff of SHE professionals and ongoing compliance programs designed to identify and comply with all applicable laws and regulations and to identify and plan for likely regulatory developments that may affect its business.

Past operations (including those of acquired companies), carried out under then-prevailing laws and regulations, have resulted in the contamination of various sites which must be remediated. Univar has spent substantial sums on such remediation and expects to continue to incur such expenditures. Univar believes that, based on current estimates, none of these ongoing remediation costs will materially affect its business. There is no guarantee, however, that such estimates will prove to be accurate, that new contamination will not be discovered or that new environmental laws or regulations will not be introduced that will require Univar to incur additional costs. Any such inaccuracies, discoveries or new laws or regulations could have a material adverse effect on Univar's business, financial condition and results of operations.

Product Liability Product liability is the liability arising from products sold by Univar after they have left its possession. Univar's exposure to product liabilities for which it is the party primarily responsible arises principally from delivering the wrong product to a customer. Univar has an ongoing quality improvement process designed to eliminate errors in delivery.

Univar also has an exposure to product liabilities arising from defects in, and from injuries resulting from use of, or exposure to, a product sold by it. Univar's responsibility for such product-quality and product-exposure liabilities is limited. In many instances, the manufacturer, and not the distributor, is responsible for liabilities arising from product design, product quality and product labeling. Where a claim is made against Univar and the fault is attributable to the manufacturer, Univar is frequently able to reduce its responsibility significantly through various defenses. Univar's exposure to such claims is somewhat greater where its supplier is not available to respond to the liability. This may arise where Univar's supplier is bankrupt or Univar is unable to identify the specific supplier of a material.

Univar has procedures designed to ensure that its suppliers bear the liabilities attributable to their products. Univar carries product liability insurance to mitigate the financial exposure associated with the sale of products.

Asbestos Litigation Asbestos and asbestos-containing products are a major source of liability in the United States. Univar's exposure to asbestos liabilities arises from Univar USA's 1986 acquisition of McKesson Chemical Company from McKesson Corporation, which included mutual indemnification obligations. McKesson has been named as a defendant in a number of lawsuits alleging personal injury from asbestos supplied by McKesson Chemical Company to asbestos-containing product manufacturers. The amount of McKesson's liability, if any, depends upon a number of factors including the number of asbestos claims filed against McKesson, the average defense and liability costs per claim, the extent to which McKesson-supplied asbestos is identified in the plaintiff's asbestos exposure history, the financial resources and solvency of McKesson's customers, the identity of the other defendants and their products' role in the plaintiff's asbestos exposure history, the laws of the jurisdiction in which the lawsuit is filed, recently enacted and pending product liability reforms (including legislation pending in the US Congress that would bar lawsuits for asbestos injuries), the application of the principle of joint and several liability, and the availability of insurance.

McKesson has tendered its asbestos claims to Univar USA for defense and indemnification. Until March 2005, Univar USA neither accepted nor rejected tendered claims, but agreed to pay defense costs for the tendered claims while retaining the right to claim reimbursement of its costs from McKesson. In 2005, Univar USA and its outside counsel completed an investigation and determined that Univar USA has strong defenses to McKesson's demand for indemnification. As a result, since March 2005 Univar USA has rejected McKesson's tender of asbestos claims.

Univar USA's potential liability to indemnify McKesson for the pending asbestos claims is a risk factor. If Univar USA were held to be responsible for McKesson's incurred costs they would not be material to Univar. If Univar USA were held to be responsible for McKesson's future asbestos costs, and if the number of claims or average cost per claim were to increase substantially, Univar's financial condition and results of operations could be significantly affected.

Other Risk Factors There may be other significant risk factors and variables the company has not yet identified, or which have been assessed as not having significant potential impact on the business but which at a later stage could materialize as such.

Report of the Supervisory Board

We are pleased to submit this Report of the Supervisory Board of Univar N.V. for the year 2005.

ANNUAL ACCOUNTS

The Supervisory Board reviewed the annual accounts and the notes therein of Univar N.V. ("company") for the financial year 2005, as prepared by the Executive Board and included in this Annual Report.

We have taken note of the report and statement of Ernst & Young, Univar's external auditors, as referred to in Article 26 of Univar's Articles of Association, which we have discussed with the auditors.

We approved the 2005 annual accounts on March 15, 2006, together with the amount of profits reserved by the Executive Board after the distribution of the final dividend on the cumulative financing preference shares. Taking the audit report of the external auditors into account, we signed the 2005 annual accounts. We propose that the Annual General Meeting of Shareholders (1) adopt the annual accounts as set forth in the annual report, (2) adopt the addition to reserves as set forth in the annual accounts, (3) approve a dividend payable on the common stock of €0.74 per common share and (4) grant discharge to the members of the Executive Board and Supervisory Board with respect to their management and supervision activities conducted in the 2005 financial year.

ACTIVITIES

Our Board held six meetings during 2005. These meetings were attended by the Executive Board and other managers of Univar, except for parts of two meetings where management performance or remuneration was discussed and where the functioning of the Board was reviewed. Three of the meetings were held in the Netherlands, one meeting was held at a major company facility in Los Angeles, California, US, and two meetings were held by teleconference. All Supervisory Board members attended all meetings.

The Executive Board submitted for our approval the operational and financial objectives of management, the strategies designed to achieve these objectives and the parameters to be applied for measuring accomplishment of the objectives.

Our supervision of the Executive Board included a review of Univar's objectives, the strategy and risks of the business, the Executive Board's assessment of the structure and operation of the internal risk management and control systems, the financial reporting process, and compliance with laws and regulations. Important topics of the meetings included review of US, Canadian and European operations, budgets and financial performance, working capital management, major litigation, the capital structure of Univar and financing options, funding of pension plans, business improvement and cost containment initiatives, safety, health and environment activities, IT strategy, corporate strategies to increase shareholder value, and management succession. Univar's compliance with the Best Practice Provisions of the Dutch Corporate Governance Code was discussed at a number of meetings.

We discussed the functioning of the Supervisory Board and that of its individual members. In addition, we discussed, without the Executive Board being present, the functioning of the Executive Board and the performance of the individual members.

CORPORATE GOVERNANCE

This report on the Supervisory Board's performance and duties in 2005 and in the period up to the publication of this annual report has been prepared in accordance with the provisions of the Dutch Corporate Governance Code published on December 9, 2003 ("the Code"). We reviewed Univar's compliance with the Code and consulted with the Executive Board to identify potential areas of deviation from the Code's Best Practice Provisions.

We adopted revised Supervisory Board rules and regulations and rules for our three core committees, and approved revised rules and regulations of the Executive Board. We adopted revised rules concerning the ownership of, and transactions in, securities by Executive and Supervisory Board members. We adopted a resignation rota for members of the Supervisory Board which staggers the expiration of the terms of Supervisory Board members.

The Supervisory and Executive Board Rules include provisions conforming to the Code's Best Practice Provisions that pertain to the reporting and handling of conflicts of interest by Executive and Supervisory Board members and the external auditor. No Executive Board member, Supervisory Board member or the external auditors reported any conflicts of interest during the year.

No Univar employees reported alleged irregularities of a general, operational or financial nature to the chairman of the Executive or Supervisory Board as provided for in Univar's Code of Conduct.

AUDIT COMMITTEE

The Audit Committee, comprising Messrs. Bobillier, Sharman and van der Vorm, until his resignation, and thereafter Mr. Waller, met three times in the presence of the external auditors and corporate staff, and three meetings were conducted via telephone. At these meetings, financial reports and other financial-related topics of Univar were discussed extensively. The Committee reviewed, discussed with management and the external auditors, and approved the full-year and six-months' financial statements, and it reviewed the first and third quarter trading updates. The Audit Committee reviewed the implications and current status of full adoption of International Financial Reporting Standards. The Audit Committee reviewed the Internal Audit plan and subsequent updates. The Audit Committee received two reports from the General Counsel concerning corporate governance and legal compliance.

The Committee reviewed the role and function of the Internal Audit department, a number of tax matters, and Univar's relations with the external auditors, including their independence and remuneration.

SELECTION AND APPOINTMENT COMMITTEE

The Selection and Appointment Committee, comprising Messrs. Vogtländer and Sharman, met two times. The Committee discussed and made recommendations concerning the appointment of a fifth member to the Supervisory Board, and the succession plan for senior executives.

REMUNERATION COMMITTEE

The Remuneration Committee, comprising Messrs. Bobillier, van der Vorm, until his resignation, and Vogtländer, met six times. The Committee reviewed Univar's Remuneration Policy, the remuneration of the Executive and Supervisory Board members, and the stock option plan. The Committee prepared a Remuneration Report for the Board. In proposing to the Supervisory Board the specific remuneration of the members of the Executive Board, the Committee considered, among other factors, the Remuneration Policy of the company and the desired levels of remuneration. The remuneration of the members of the Executive Board is described on pages 62–63 and is consistent with the Remuneration Policy submitted to the shareholders.

REMUNERATION REPORT

Executive Board Employment Agreements   Univar entered into long-term employment agreements with Mr. Pruitt (until 2010) and with Mr. Holsboer before the Code was introduced. Either Univar or the Executive Board member may terminate these agreements. Mr. Pruitt is entitled to 30 months' severance and Mr. Holsboer is entitled to 12 months' severance, in both cases if termination is by the company without cause. The agreements are not in compliance with Best Practice Provisions II.1.1 and II.2.7 of the Code (as explained on pages 31–32).

Cash Compensation   The cash compensation of the Executive Board consists of salary and a short-term performance bonus. The performance bonuses are determined from an adjusted return-on-equity formula with a fixed target matrix. The bonuses are 105% of the base salary for the year 2005.

Relationship Between Remuneration and Performance
The company performed strongly by all measures in 2005. Management exceeded its goals for 2005 and made substantial progress in attaining long-term goals.

Stock Options   The number of options granted to the Executive Board has remained the same in 2003, 2004 and 2005.

The options vest after three years and have to be exercised within seven years. The performance condition is that they can be exercised only if the share price has doubled.

Executive Board Pension and Early Retirement Plans Mr. Pruitt is covered by the Univar USA pension and early retirement plans, which include both qualified and supplemental defined benefit and defined contribution pension plans. Under his employment agreement, Mr. Pruitt's benefits under the defined benefit pension plans are enhanced. For the purposes of these plans, he is deemed to be two years older than his actual age.

Mr. Holsboer is covered by a C-policy pension plan, as currently provided by Univar to its other Netherlands employees. This policy provides for a premium contribution of 15% of annual base salary.

The costs of these pension plans are financed within Univar's regular pension schemes.

Special Remuneration, Severance Pay or Loans No special remuneration was paid to any current or former Executive Board or Supervisory Board member during 2005. In addition, no severance pay was paid or promised to any Executive or Supervisory Board member in 2005.

The company has not provided any loans to Executive or Supervisory Board members.

Supervisory Board Remuneration The remuneration of the Supervisory Board is reported on page 63.

The rates of remuneration remained unchanged in 2005 and the Board will not propose any changes to Supervisory Board remuneration to the Annual General Meeting for 2006.

Composition, Expertise and Independence of the Supervisory Board Information concerning the individual members of the Supervisory Board is set forth on page 77 of this annual report.

During the year, the Supervisory Board reviewed its composition, expertise, independence and the profile of the Board. We reviewed the independence of the Supervisory Board and determined that its composition satisfies the independence criteria of the Corporate Governance Code's Best Practice Provision (Article III. 2.1) on independence. All members of the Board with the exception of Mr. van der Vorm satisfy all of the Code's independence criteria.

Appointments and Resignations Mr. F. F. Waller was elected to a four-year term to the Supervisory Board by the Annual General Meeting. Mr. Waller qualifies as a "financial expert" under the Dutch Corporate Governance Code.

During the year, Mr. van der Vorm resigned from the Board for personal reasons. The Board expresses its appreciation to Mr. van der Vorm for the considerable time and effort he devoted to the Board and its committees, and the Board is most grateful for the valuable contributions he made to the success of Univar.

The Board will make a nonbinding recommendation to the General Meeting to appoint Mr. R. J. Meuter to the Board.

The four-year term of Mr. G. J. Sharman ends in 2006. The Board will make a nonbinding recommendation to the General Meeting to reappoint Mr. Sharman to the Board for a second four-year term.

Recognition for Univar Management and Employees Everyone at Univar can be proud of the company's performance in 2005. We would like to thank the Executive Board and all employees for their efforts and dedication on behalf of Univar during the past year.

Rotterdam, March 15, 2006
SUPERVISORY BOARD
P. H. Vogtländer, Chairman
Y. Bobillier
G. J. Sharman
F. F. Waller

FINANCIAL REVIEW

2005

Consolidated income statement for the years ended December 31,

(in US$ millions, except earnings per share)	Note	2005	2004
Net sales	**1**	**$5,986.7**	$5,284.2
Cost of goods sold	**2**	**5,065.0**	4,441.0
Gross margin		**921.7**	843.2
Personnel costs	**3**	**436.9**	399.2
Depreciation expense		**40.5**	40.1
Other operating expenses		**236.6**	241.6
Total operating expenses		**714.0**	680.9
Operating income		**207.7**	162.3
Other income		**1.1**	-
Interest income		**2.6**	3.1
Interest expense		**28.5**	29.8
Interest expense, net		**25.9**	26.7
Income from ordinary activities before taxes		**182.9**	135.6
Income tax expense	**4**	**59.4**	44.8
Net income		**123.5**	90.8
Dividend on cumulative financing preference shares		**-**	2.4
Net income available to common shareholders		**$ 123.5**	$ 88.4
Basic earnings per common share	**5**	**$ 4.22**	$ 3.05
Fully diluted earnings per common share	**5**	**$ 4.17**	$ 3.03

Consolidated balance sheet at December 31,

(Before proposed distribution of net income to holders of common shares)

(in US$ millions)	Note	2005	2004
Intangible assets	7	$ 322.5	$ 337.4
Property, plant and equipment	8	476.3	471.2
Deferred tax assets	4	175.0	188.7
Other assets		10.4	9.6
Total non-current assets		984.2	1,006.9
Inventories	9	587.6	514.4
Accounts receivable	10	864.2	828.0
Other receivables and prepaid expenses	11	95.7	83.7
Income tax receivable		11.3	16.2
Cash and cash equivalents	12	35.1	61.6
Total current assets		1,593.9	1,503.9
Total assets		2,578.1	2,510.8
Issued capital		35.4	58.2
Share premium		568.7	582.3
Treasury shares		(14.7)	(6.7)
Retained earnings		182.8	83.1
Other reserves	20	11.6	25.7
Total equity		783.8	742.6
Long-term debt	15	443.5	413.9
Provisons	18, 19	271.3	330.6
Deferred tax liabilities	4	63.0	66.0
Other liabilities		15.7	14.7
Total non-current liabilities		793.5	825.2
Amounts owed to banks	13	56.5	66.5
Current portion of long-term debt		0.2	2.3
Trade accounts and other accounts payable	14	890.7	827.6
Income tax payable		28.6	23.6
Provisions	18	24.8	20.3
Dividend on cumulative financing preference shares		-	2.7
Total current liabilities		1,000.8	943.0
Total liabilities		1,794.3	1,768.2
Total equity and liabilities		$2,578.1	$2,510.8

Consolidated statement of cash flows for the years ended December 31,

(in US$ millions)	2005	2004
Net income	**$ 123.5**	$ 90.8
Adjustments for:		
Depreciation and amortization	**40.6**	40.1
Stock option expense	**0.9**	0.6
Movements in provisions	**(43.7)**	(15.9)
Movement in deferred tax	**3.0**	(3.0)
(Gain)/loss on sale of property, plant and equipment	**2.5**	(2.6)
Gross cash flow from operating activities	**126.8**	110.0
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(107.6)**	(67.7)
Net cash flow from operating activities	**19.2**	42.3
Investments:		
Property, plant and equipment	**(63.7)**	(38.5)
Business acquisitions (including goodwill)	**(0.7)**	(0.1)
Total investments	**(64.4)**	(38.6)
Disposals:		
Property, plant and equipment	**2.1**	10.9
Total disposals	**2.1**	10.9
Net cash flow from investing activities	**(62.3)**	(27.7)
Financing:		
Repayment of long-term debt	**(99.6)**	(409.3)
Proceeds from long-term debt	**164.7**	345.4
Redemption cumulative financing preference shares	**(38.3)**	-
Net proceeds from share issues	**0.8**	4.2
Shares purchased for treasury	**(8.6)**	-
Dividend tax	**0.5**	(0.7)
Cash dividends	**(15.6)**	(12.7)
Net movements in short-term financing	**(5.0)**	44.3
Net cash flow from financing activities	**(1.1)**	(28.8)
Net cash flow	**(44.2)**	(14.2)
Exchange and translation differences	**17.7**	9.9
Decrease in cash and cash equivalents	**(26.5)**	(4.3)
Cash and cash equivalents at beginning of year	**61.6**	65.9
Cash and cash equivalents at end of year	**$ 35.1**	$ 61.6
Interest received	**$ 1.8**	$ 2.6
Interest paid	**27.4**	24.0
Income tax received	**6.6**	12.0
Income tax paid	**46.1**	49.0

Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005

(in US$ millions, except number of outstanding common shares)	Number of outstanding common shares	Common shares	Cumulative financing preference shares	Share premium	Treasury shares	Retained earnings	Other reserves	**Total equity**
Balance at January 1, 2004	**28,993,443**	**$ 37.7**	**$ 15.9**	**$581.2**	**$ (9.1)**	**$ (0.3)**	**$ -**	**$625.4**
Net income	-	-	-	-	-	90.8	-	**90.8**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	-	30.1	**30.1**
Total income for the year	-	-	-	-	-	90.8	30.1	**120.9**
Deferred tax adjustment	-	-	-	-	-	4.9	-	**4.9**
Issued treasury shares	256,628	-	-	1.8	2.4	-	-	**4.2**
Tax on treasury shares	-	-	-	(0.7)	-	-	-	**(0.7)**
Share-based payments	-	-	-	-	-	0.6	-	**0.6**
Preferred dividend	-	-	-	-	-	(2.4)	(0.2)	**(2.6)**
Common dividend	-	-	-	-	-	(10.5)	0.4	**(10.1)**
Currency translation differences	-	3.2	1.4	-	-	-	(4.6)	**-**
Balance at December 31, 2004	**29,250,071**	**40.9**	**17.3**	**582.3**	**(6.7)**	**83.1**	**25.7**	**742.6**
Change in accounting principles related to the adoption of IAS 32/39:								
Reclassification cumulative financing preference shares	-	-	(17.3)	(14.3)	-	(9.1)	1.4	**(39.3)**
Fair value of derivative contracts	-	-	-	-	-	-	(2.8)	**(2.8)**
Balance at December 31, 2004 after change	**29,250,071**	**40.9**	**-**	**568.0**	**(6.7)**	**74.0**	**24.3**	**700.5**
Net income	-	-	-	-	-	123.5	-	**123.5**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	-	(20.4)	**(20.4)**
Total income for the year	-	-	-	-	-	123.5	(20.4)	**103.1**
Issued treasury shares	58,000	-	-	0.2	0.6	-	-	**0.8**
Shares purchased for treasury	(210,084)	-	-	-	(8.6)	-	-	**(8.6)**
Tax on treasury shares	-	-	-	0.5	-	-	-	**0.5**
Share-based payments	-	-	-	-	-	0.9	-	**0.9**
Fair value of derivative contracts	-	-	-	-	-	-	2.2	**2.2**
Common dividend	-	-	-	-	-	(15.6)	-	**(15.6)**
Currency translation differences	-	(5.5)	-	-	-	-	5.5	**-**
Balance at December 31, 2005	**29,097,987**	**$ 35.4**	**$ -**	**$568.7**	**$(14.7)**	**$182.8**	**$ 11.6**	**$783.8**

Corporate information

At the end of June 2002, Univar N.V. ("Univar" or "the company") by means of a legal split-off (juridische splitsing) under Dutch law, was separated from Koninklijke Vopak N.V. ("Royal Vopak" or "Vopak"). Following the split-off, Univar was listed as a separate company on the Euronext Stock Exchange in Amsterdam.

The company's principal business activities consist of distributing industrial chemicals and providing related specialty services throughout North America and Europe. Univar comprises three distinct business units that serve three geographic regions: Univar USA, Univar Canada and Univar Europe.

Univar purchases thousands of different chemical products in factory pack or bulk liquid quantities and then sells and delivers them to some 250,000 industrial customers. Univar's product range includes commodity products (both dry and liquid) and specialties sold on a technical basis through often-exclusive specialized industry channels. Large-volume purchases are transported to Univar, or sometimes directly to its customers, by barge, truck, railcar or tank car. Major end use markets include food and beverage, pharmaceuticals, personal care, compounding, polymers, electronics, chemical manufacturing, crop protection, forestry, mining, oil and gas, coatings/inks/adhesives, water treatment and pest control. In addition, Univar provides a number of related services to its customers, such as blending of chemicals, managing customer inventories, providing technical support, packaging and labeling, and waste management.

Univar operates an extensive network of 163 distribution centers, located throughout the United States, Canada and Europe (82 in the US, 25 in Canada and 56 in Europe). Univar provides producers with an efficient distribution channel to the less-than-car/truck-load market for a broad assortment of chemical products both packaged and in bulk. In addition to its geographic coverage and ability to ship lots ranging from one drum or bag to truckload volumes, Univar offers producers in-depth information on the marketplace and a knowledgeable sales force with a focus on specific industries. The availability of products from different producers, the range of quantities and packages (from very small to very large), the logistical infrastructure which allows these products to be delivered on a reliable, just-in-time basis, and knowledgeable sales and support staffs are all strengths of Univar which enable superior customer service. In addition, Univar's expertise benefits customers in complying with complex environmental and regulatory requirements.

Products are transported from Univar's facilities to customers via third parties or Univar's own fleet of over 1,800 trucks, trailers and tank trucks. The majority of products are stored in a Univar distribution center before being transported to the customer. Some, however, are transported directly to the customer from the producer.

In addition to selling chemicals and allied products, Univar uses its transportation and warehousing infrastructure, and broad knowledge of chemicals and hazardous materials handling, to provide important value-added services for its customers. The company's ChemCare® waste management service collects both hazardous and nonhazardous waste products at customer locations, and then works with select partners in the waste disposal business to safely transport these materials to licensed treatment, storage and disposal facilities.

Univar offers a wide range of services to both chemical suppliers and customers. This role as intermediary between supplier and customer is becoming a stronger one, in particular due to recent trends in the chemical distribution industry, such as outsourcing by chemical producers and an increasing need for supply chain efficiency.

The company's statutory seat is in Rotterdam: 333 Blaak, 11th floor, 3011 GB Rotterdam, The Netherlands.

The consolidated financial statements of Univar N.V. for the year ended December 31, 2005 were authorized for issue by the Executive Board and approved by the Supervisory Board on March 15, 2006. Adoption of these financial statements is scheduled for the General Meeting of shareholders on May 10, 2006.

Summary of significant accounting policies

Basis of preparation
As of January 1, 2005 the consolidated financial statements of Univar have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS). For reporting purposes, Univar's effective date of transition to IFRS was January 1, 2004. Accordingly, the financial information is presented on a comparable basis. See Note 26 for additional information on the adoption of IFRS.

Since a major part of Univar's operations are conducted in US dollars, Univar has opted to present its financial statements in US dollars. All amounts are in US dollars unless stated otherwise.

The financial statements are prepared under the historical cost convention. Departures, if any, from historical cost rules are disclosed separately.

Income and expenses are accounted for in accordance with the accrual concept. Income is recognized when realized and losses are accounted for when they are incurred or foreseen.

The company's parent-only income statement has been prepared in accordance with section 2:402 of the Dutch Civil Code.

Statement of compliance
The consolidated financial statements of Univar N.V. and all its subsidiaries have been prepared in accordance with IFRS.

Changes in accounting policies
With respect to IAS 32–Financial Instruments: Disclosure and Presentation and IAS 39–Financial Instruments: Recognition and Measurement, Univar has used the exemption in IFRS 1 and has chosen to apply these two standards effective as of January 1, 2005. Accordingly, no adjustments were made to the 2004 comparative information.

Under IFRS, Univar's cumulative financing preference shares are treated as long-term debt. Given Univar's application of the standard, the cumulative financing preference shares were considered long-term debt beginning January 1, 2005, and they had no effect on the previously reported financial statements. Univar's cumulative financing preference shares were redeemed in February 2005.

Estimation uncertainty
Discussed below are the key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Environmental provision
Environmental provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement will entail an outflow of funds. Provisions for environmental remediation costs represent reasonable estimated remediation costs, in general, for the next 10 years. The company believes costs of environmental remediation that could potentially arise after 10 years are not reasonably estimable. Expected cash outflows related to environmental remediation for the next 12 months are reported as current. Environmental provisions are measured at the present value of future cash outflows.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to investigation of potential environmental matters are expensed as incurred. For additional information on environmental provisions see Note 18.

Impairment of goodwill
The company determines whether goodwill is impaired on an annual basis, or more frequently when events or changes in circumstances indicate it may be impaired. This requires an estimate of the value-in-use of the cash-generating units to which the goodwill is allocated. Estimating the value-in-use requires the company to estimate the expected future cash flows from the individual cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was $322.1 million (2004: $337.4 million). For additional information on goodwill and other intangible assets see Note 7.

Basis of consolidation
The consolidated financial statements include the financial statements of Univar and its subsidiaries. Subsidiaries are those enterprises that are controlled by Univar. Control exists when Univar has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are prepared for the same reporting year as that of the parent company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions have been eliminated in consolidation. Subsidiary assets, liabilities, income and expenses are included in the financial statements, net of the share of minority interest in total equity and results, which is disclosed separately in the income statement and the balance sheet if material. Subsidiaries are consolidated from the date on which control is transferred to Univar and cease to be consolidated from the date on which control is transferred to a person or entity outside the control of Univar.

Associates are those enterprises in which Univar has significant influence, but neither control nor joint control over the financial and operating policies. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned. The consolidated financial statements include Univar's share of the total recognized gains and losses of associates on an equity accounting basis from the date that significant influence effectively commences until the date significant influence effectively ceases.

Foreign currency translation
The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. Transactions denominated in foreign currencies are translated into the functional currency of the local entity at the rate of exchange ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated income statement.

Assets and liabilities of group companies denominated in foreign currencies are translated into US dollars at the exchange rates prevailing on the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity related to that particular foreign operation will be recognized in the income statement.

Intangible assets
Differences between the cost and the fair value of identifiable assets and liabilities at the date of acquisition are capitalized as goodwill. Univar's goodwill is primarily allocated to the US and Europe. Goodwill acquired is allocated to cash-generating units on a geographical basis for impairment testing. Following initial acquisition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate it may be impaired. Impairment is determined by assessing the recoverable amount of the

cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. The recoverable amount of the cash-generating units is determined based on a value-in-use calculation. To calculate this, cash flow projections are based on earnings before interest, taxes, depreciation and amortization (EBITDA) figures from financial budgets approved by senior management covering a 5-year period. The discount rate applied to cash flow projects is 8.84% (2004: 9.32%) representing the company's before-tax cost of capital rate. Cash flows beyond the 5-year period are extrapolated using a 0% (2004: 0%) growth rate. The stated discount and growth rates are applicable for all cash-generating units.

Other intangible assets acquired through an acquisition are capitalized at fair value at acquisition date. Following initial acquisition, the cost model is applied. Intangible assets have a finite life and are amortized over their respective useful life, currently four years. The assets are tested annually for impairment either individually or at the cash-generating unit level.

Property, plant and equipment
Property, plant and equipment are carried at historical cost, net of straight-line depreciation, based on the expected useful economic lives of the assets concerned and taking into account any expected residual value. Significant components of an item of property, plant and equipment are separately identified and depreciated over their respective useful lives.

The depreciation periods of the main assets are as follows:

buildings	20-50 years
main components of tank farms	30 years
machinery and equipment	20 years
furniture, fixtures and others	10-20 years
information technology	3-10 years

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Where necessary, assets are written down to their recoverable amount when it is lower than historical cost. Property, plant and equipment under construction are carried at the costs incurred.

An item of property, plant and equipment is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The item is carried at the lower of its previous carrying amount or fair value less costs to sell, and depreciation ceases.

Routine repair and maintenance costs are expensed as incurred.

Investments in associates
Enterprises in which the company exercises significant influence are accounted for using the equity method allowing for value impairments.

Inventories
Inventories are carried at the lower of cost (calculated on the basis of average purchase prices net of supplier rebates) net of an allowance for obsolescence, as appropriate, or market value. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

Accounts and other receivables
Accounts receivable are stated net of an allowance for doubtful accounts. The risk of uncollectability of accounts receivable is primarily estimated based on prior experience. Large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history.

Cash and cash equivalents
Cash and cash equivalents include all bank balances and short-term, highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash and are stated at face value.

Provisions
Provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement will entail an outflow of funds. Provisions are measured at the present value of future cash outflows.

Provisions for reorganizations are recorded at the date the company has communicated a detailed reorganization plan. These provisions are included under other provisions.

Provisions for environmental remediation costs are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In general, the company believes costs of environmental remediation that could potentially arise after 10 years are not reasonably estimable.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to investigation of potential environmental matters are expensed as incurred.

Long-term debt
Long-term debt consists of loans with original maturities greater than one year. Amounts are stated at amortized cost (excluding any accrued interest, which is included within interest payable). Foreign currency balances are translated to functional currency at the closing rate.

Income taxes
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax recognition is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recorded in equity and not in the income statement.

Deferred tax liabilities are stated at the non-discounted value of obligations arising from timing differences in the valuation of assets and liabilities for financial reporting and tax purposes. Deferred tax assets are recorded to the extent it is likely they will be realized.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off these balances and the deferred taxes relate to the same taxable entity and the same taxation authority, subject to the ability to offset current tax assets against current tax liabilities.

Net sales
Net sales is the total value of sales of products and services rendered and is attributed to the period in which goods are delivered and/or services are rendered, net of returns, discounts and commissions.

The company recognizes sales when all of the following conditions have been satisfied:

a) the significant risks and rewards of ownership of the goods have been transferred to the buyer;
b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
c) the amount of revenue can be measured reliably;
d) it is probable the economic benefits associated with the transaction will flow to the company; and
e) the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Cost of goods sold
Cost of goods sold includes all inventory costs such as purchase price (net of supplier rebates) and transportation cost of the product sold, as well as direct labor and other costs incurred to blend and repackage the product.

Employee benefit plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The net obligation with respect to defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit employees have earned in return for their service in the current and prior period; that benefit is discounted to determine the present value using the projected unit-credit method, and the fair value of any plan assets is deducted. The discount rate is based on the calculated yield curve of a select bond universe comprising corporate bonds rated AA by Moody's that have cash flows similar to the terms of Univar's obligations. The calculation is performed by a qualified actuary.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense on the income statement on a straight-line basis over the average period until the benefits become vested. To the extent the benefits vest immediately, the expense is recognized immediately on the income statement.

In calculating Univar's obligation with respect to a plan, to the extent any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation or the fair value of the plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Where the calculation results in a benefit to Univar, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net obligation with respect to post-employment benefits, other than pension plans, is the amount of future benefits employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit-credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is based on the calculated yield curve of a select bond universe comprising corporate bonds rated AA by Moody's that have cash flows similar to the terms of Univar's obligations.

Univar's share-based payments are expensed on the basis of their fair value determined using an options pricing model. The company's share-based payments qualify as equity-settled transactions. Accordingly, the fair value of the options at grant date is expensed as an operating cost, based on the expected number of options that will vest over the vesting period. Employees (including executive board members) of Univar receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

In determining the fair value of the stock options, Univar uses the binomial method as its options pricing model. Inputs to the model include:

a) expected volatility, which is based on historical stock prices of the company as well as consideration of future trends;
b) expected dividends, which are based on past and projected dividend yields;
c) the risk-free interest rate based on the seven-year euro area government benchmark bond yield; and
d) involuntary post-vest withdrawal based on market conditions and estimated forfeitures.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the expected number of awards that will ultimately vest.

No expense is recognized for awards that are assumed to not ultimately vest. Awards where vesting is conditional upon a market condition are treated as vesting irrespective of whether the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of a stock option award are modified, at a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where a stock option award is cancelled or settled it is treated as if there is an acceleration of vesting, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 5).

Borrowing costs

Borrowing (interest) costs are capitalized, as an increase to property, plant and equipment, on significant capital projects during construction.

Derivative financial instruments

The company uses derivative financial instruments, such as foreign currency contracts and interest rate swaps, to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as either fair-value hedges, when they hedge the exposure to changes in the fair value of a recognized asset or liability, or cash-flow hedges, where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction.

In relation to fair-value hedges that meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged items and recognized in the income statement.

In relation to cash-flow hedges to hedge highly probable forecasted transactions that meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss.

When the hedged forecasted transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are included in net profit or loss for the year.

Hedge accounting is discontinued when the hedging instrument is sold, expired, terminated or exercised, or no longer qualifies for hedge accounting. At that point, any cumulative gain or loss on the hedging instrument recognized in equity is transferred to net profit or loss for the year when the hedged transaction affects profit or loss. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is also transferred to net profit or loss for the year.

Cash flow
The statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities.

Acquisitions of group companies and equity participations are included within net cash flow from investing activities.

Dividend distributions are included within net cash flow from financing activities.

Earnings per share
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders (after deducting interest on the cumulative financing preference shares) by the weighted average number of common shares outstanding during the year. Fully diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of common shares outstanding during the year adjusted for the effects of dilutive options.

Segments
The company operates in one business segment. Univar's operations and activities are in three main geographical areas: the United States of America, Europe and Canada. "Other" includes certain holding company-related expenses and developing businesses. Transfer prices between business segments are set on an arm's-length basis in a similar manner to transactions with third parties.

Leases
Finance or capital leases, which transfer to the company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Notes to the consolidated income statement

1 Net sales

The breakdown of net sales by geographical area is given under Segment information, Note 23.

2 Cost of goods sold

Cost of goods sold primarily relates to inventory sold and includes $76.4 million of personnel costs relating to certain processing activities (2004: $77.2 million).

3 Personnel costs

(in US$ millions)	**2005**	2004
Wages and salaries	**$421.5**	$394.2
Social security charges	**52.9**	47.7
Share-based payments	**0.9**	0.7
Pension and other post-employment charges	**38.0**	33.8
Total	**$513.3**	$476.4

For the remuneration of the company board members, refer to Note 22.

On average, the group employed 6,690 staff in 2005 (2004: 6,705). The breakdown by region is provided in Segment information, Note 23.

Movements in the number of company employees:

	2005	2004
January 1,	**6,672**	6,786
Movements owing to acquisitions/disposals	**5**	-
Other movements	**31**	(114)
December 31,	**6,708**	6,672

4 Income taxes

Taxes on income amounted to $59.4 million (2004: $44.8 million) and are detailed as follows:

(in US$ millions)	2005	2004
The Netherlands:		
Current tax expense	**$ 0.2**	$ 2.8
Deferred tax expense/(benefit)	**7.7**	(2.2)
	7.9	0.6
Other countries:		
Current tax expense	**57.9**	41.9
Deferred tax expense/(benefit)	**(6.4)**	2.3
	51.5	44.2
Income tax expense	**$59.4**	$44.8

(in US$ millions)	2005		2004	
Taxes at weighted-average statutory rate	**$67.5**	**36.9%**	$48.1	35.5%
Resolution of Canadian tax court case	**(4.8)**	**(2.6)**	-	-
Non-deductible expenses	**2.2**	**1.2**	1.9	1.4
Provision for intercompany dividend	**11.6**	**6.3**	-	-
Deferred tax adjustments	**(5.6)**	**(3.0)**	-	-
Benefit of loss carry-forwards	**(9.9)**	**(5.4)**	(3.9)	(2.9)
Other	**(1.6)**	**(0.9)**	(1.3)	(1.0)
Income tax expense at effective rate	**$59.4**	**32.5%**	$44.8	33.0%

On November 4, 2005 the Tax Court of Canada ruled in favor of Univar Canada Ltd.'s appeals related to a financing structure that had been put in place in June 1995. As a result of this successful appeal, Univar Canada Ltd. recovered $4.8 million in income tax that had been expensed in prior years, plus interest of $0.9 million and an additional award of $0.2 million as reimbursement for fees. These amounts were recorded as benefits in 2005.

Movements in the net deferred tax assets and liabilities are as follows:

(in US$ millions)	2005	2004
Balance at January 1,	**$122.7**	$116.9
Current-year benefit	**(1.3)**	(0.1)
Reclassifications and adjustments	**(6.4)**	4.0
Exchange differences	**(3.0)**	1.9
Balance at December 31,	**$112.0**	$122.7

The provision for deferred tax assets and liabilities at December 31 is detailed as follows:

(in US$ millions)	**2005**		2004	
	Deferred tax		Deferred tax	
	Assets	**Liabilities**	Assets	Liabilities
Loss carry-forward	**$ 23.1**	**$ -**	$ 11.9	$ -
Depreciation	**23.0**	**44.6**	17.9	47.9
Pensions	**57.3**	**-**	74.2	-
Self-insurance	**28.2**	**-**	25.9	-
Environmental reserves	**17.5**	**-**	19.5	-
Other temporary differences	**25.9**	**18.4**	39.3	18.1
Balance at December 31,	**$175.0**	**$63.0**	$188.7	$66.0
Net deferred asset	**$112.0**		$122.7	

Included in the above amounts are deferred tax assets of $159.8 million (2004: $175.0 million) and deferred tax liabilities of $58.1 million (2004: $58.7 million) that are expected to be realized after more than one year.

As of December 31, 2005, the total remaining benefit of available tax loss carry-forwards amounted to $50.4 million (2004: $56.4 million) of which $23.1 million (2004: $11.9 million) is recognized on the balance sheet. As of December 31, 2005 the unrecognized available tax losses carry forward indefinitely.

As the result of intercompany dividend payments from Canada to the US in 2005 and prior years the company has carry-forward foreign tax credits. These foreign tax credits are subject to a ten-year carry-forward life. As of December 31, 2005, the amount of unused foreign tax credits was $23.3 million (2004: $15.1 million), with $9.0 million subject to expiration if not used by December 31, 2009. No benefit of the tax credits has been recorded for the years ended December 31, 2005 or 2004.

5 Earnings per share

Earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of outstanding shares. The weighted average number of outstanding shares for 2005 is 29,235,800 (2004: 29,009,127). For 2005, the effect of dilution relating to share-option plans was 350,057 shares (2004: 136,782 shares). There were no other dilutive instruments. There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

6 Dividends paid and proposed

(in €millions, except per share amounts)	**2005**	2004
Declared and paid during the year		
Dividend for 2004: €0.41 per share (2003: €0.29)	**€12.0**	€ 8.4
Preferred dividend for 2004: €0.15 per share (2003: €0.15)	**1.9**	1.9
Proposed for approval at annual shareholders meeting		
Dividend for 2005: €0.74 per share (2004: €0.41)	**21.5**	11.9

7 Intangible assets

Movements in intangible assets are as follows:

(in US$ millions)	2005 Goodwill	2005 Other intangibles	2005 Total	2004 Goodwill	2004 Other intangibles	2004 Total
Net book value at January 1,	$337.4	$ -	**$337.4**	$325.6	$ -	$325.6
Movements:						
Assets acquired	0.4	0.5	**0.9**	0.1	-	0.1
Amortization	-	(0.1)	**(0.1)**	-	-	-
Impairment	-	-	-	-	-	-
Exchange differences	(15.7)	-	**(15.7)**	11.7	-	11.7
Net book value at December 31,	322.1	0.4	**322.5**	337.4	-	337.4
Cost	337.4	-	**337.4**	325.6	-	325.6
Accumulated amortization and impairment	-	-	-	-	-	-
Net book value at January 1,	337.4	-	**337.4**	325.6	-	325.6
Cost	322.1	0.5	**322.6**	337.4	-	337.4
Accumulated amortization and impairment	-	(0.1)	**(0.1)**	-	-	-
Net book value at December 31,	$322.1	$ 0.4	**$322.5**	$337.4	$ -	$337.4

Goodwill relates primarily to the 2001 acquisition of Ellis & Everard.

8 Property, plant and equipment

Movements in net book value of property, plant and equipment are as follows:

(in US$ millions)	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	Total
Balance at January 1, 2005	$ 307.4	$ 78.2	$ 78.0	$ 7.6	**$ 471.2**
Movements:					
Additions	3.5	2.2	13.6	44.4	**63.7**
Reclassification	1.6	14.9	19.2	(35.7)	-
Disposals	(2.5)	-	(2.0)	-	**(4.5)**
Depreciation	(11.6)	(10.0)	(18.9)	-	**(40.5)**
Exchange differences	(6.6)	(0.9)	(5.5)	(0.6)	**(13.6)**
Balance at December 31, 2005	291.8	84.4	84.4	15.7	**476.3**
Cost	402.3	139.0	258.5	7.6	**807.4**
Accumulated depreciation	(94.9)	(60.8)	(180.5)	-	**(336.2)**
Balance at January 1, 2005	307.4	78.2	78.0	7.6	**471.2**
Cost	391.8	155.3	252.1	15.7	**814.9**
Accumulated depreciation	(100.0)	(70.9)	(167.7)	-	**(338.6)**
Balance at December 31, 2005	$ 291.8	$ 84.4	$ 84.4	$ 15.7	**$ 476.3**

(in US$ millions)	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	Total
Balance at January 1, 2004	$306.4	$ 71.2	$ 81.5	$ 7.1	**$ 466.2**
Movements:					
Additions	3.8	1.1	9.2	24.4	**38.5**
Reclassification	4.6	13.6	6.0	(24.2)	**-**
Disposals	(4.8)	(0.2)	(3.3)	-	**(8.3)**
Depreciation	(11.5)	(9.0)	(19.6)	-	**(40.1)**
Exchange differences	8.9	1.5	4.2	0.3	**14.9**
Balance at December 31, 2004	307.4	78.2	78.0	7.6	**471.2**
Cost	387.6	123.6	253.4	7.1	**771.7**
Accumulated depreciation	(81.2)	(52.4)	(171.9)	-	**(305.5)**
Balance at January 1, 2004	306.4	71.2	81.5	7.1	**466.2**
Cost	402.3	139.0	258.5	7.6	**807.4**
Accumulated depreciation	(94.9)	(60.8)	(180.5)	-	**(336.2)**
Balance at December 31, 2004	$307.4	$ 78.2	$ 78.0	$ 7.6	**$ 471.2**

No property, plant and equipment was pledged to secure short-term borrowings in 2005 (2004: $0 million).

9 Inventories

Inventories consist primarily of goods held for resale. At December 31, 2005, there was a provision of $5.8 million for obsolete inventory (2004: $7.3 million). Write-downs of inventories amounted to $0.8 million (2004: $3.2 million).

10 Accounts receivable

Accounts receivable are stated net of a provision for doubtful accounts. The provision for doubtful accounts was $12.6 million at December 31, 2005 (2004: $16.1 million). At December 31, 2005, there was $1.2 million of accounts receivable pledged to secure short-term credit (2004: $4.9 million).

11 Other receivables and prepaid expenses

(in US$ millions)	2005	2004
Other receivables	**$68.2**	$52.0
Prepaid expenses	**20.4**	20.5
Other tax receivable	**6.2**	5.7
Deferred financing costs	**-**	5.5
Derivative contracts	**0.9**	-
Total	**$95.7**	$83.7

Deferred financing costs are shown in net long-term debt in 2005.

12 Cash and cash equivalents

(in US$ millions)	2005	2004
Cash at bank and on-hand	**$27.0**	$49.9
Deposits	**8.1**	11.7
Total	**$35.1**	$61.6

Cash at bank and on-hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the group, and earn interest at the respective short-term deposit rates. At December 31, 2005, there was $0.2 million of cash pledged to collateralize letters of credit and other obligations (2004: $0.4 million).

13 Amounts owed to banks

Amounts owed to banks relate to bank overdrafts and short-term lines of credit.

14 Trade accounts and other accounts payable

(in US$ millions)	2005	2004
Trade payables	**$714.8**	$663.0
Accrued liabilities	**121.0**	94.3
Other payables	**17.4**	34.8
Other taxes payable	**22.5**	20.7
Accrued payroll taxes & social security	**13.6**	13.8
Pension liabilities	**0.2**	1.0
Derivative contracts	**1.2**	-
Total	**$890.7**	$827.6

15 Long-term debt

	Carrying value (US$ millions)		Due after 5 years (US$ millions)		Average interest rates		Average term in years	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Credit facility loans	**$447.3**	$413.3	**$ -**	$ -	**4.6%**	4.6%	**3.5**	4.5
Other loans	**0.6**	2.9	**0.1**	0.1	**8.1%**	5.2%	**1.7**	2.0
Current portion	**(0.2)**	(2.3)	-	-	-	-	-	-
Sub-total	**447.7**	413.9	**0.1**	0.1	-	-	-	-
Deferred financing costs	**(4.2)**	-	-	-	-	-	-	-
Total	**$443.5**	$413.9	**$0.1**	$0.1	-	-	-	-
Weighted average					**4.6%**	4.6%	**3.4**	4.1

Movements in long-term debt were as follows:

(in US$ millions)	2005	2004
Balance at December 31,	**$413.9**	$457.2
Change in accounting principles related to the adoption of IAS 32:		
Reclassification cumulative financing preference shares	**39.3**	-
Deferred financing costs	**(5.5)**	-
Balance at December 31, after change	**447.7**	457.2
Movements:		
New loans	**164.7**	345.4
Repayments	**(99.6)**	(409.3)
Redemption cumulative financing preference shares	**(38.3)**	-
Movement in deferred financing costs	**1.3**	-
Movement in current portion of long-term debt	**(0.2)**	(0.2)
Exchange differences	**(32.1)**	20.8
Balance at December 31,	**$443.5**	$413.9

On June 28, 2004, Univar replaced its €750 million syndicated credit facility with a €700 million unsecured syndicated credit facility that expires on June 28, 2009. The new facility provides for floating rate loans of various maturities and currencies. The new facility consists of two tranches: Tranche A (€150 million) initially matured on June 29, 2005, and Tranche B (€550 million) matures on June 26, 2009. Upon the maturity of Tranche A, the company exercised its right to request an extension of 364 days. Tranche A now matures on June 28, 2006. At December 31, 2005, there were no amounts outstanding under Tranche A.

Interest rates for each drawdown under the credit facility are a function of the then-current benchmark rate (EURIBOR, LIBOR, USD LIBOR, etc.) and a credit spread. Under the terms of the credit facility, credit spread is determined by a pricing grid, which is based on the ratio of net debt (as defined below) to EBITDA. Based on interest rate swap contracts, and the applicable credit margins, the effective interest rate for the long-term loans at December 31, 2005 was 5.2% (2004: 4.6%).

The following were the advances outstanding under Tranche B of this facility:

	2005	2004
US dollar ($)	**185.0**	150.0
Euro (€)	**65.0**	65.0
British pound (GBP)	**100.0**	90.0
Canadian dollar (CAD)	**15.0**	-

The financial covenants, as defined in this facility, are:

- The ratio of net debt (which includes long-term debt, amounts owed to banks and current portion of long-term debt, less cash and cash equivalents) to EBITDA at December 31, 2004, and at each subsequent semi-annual reporting date up to and including June 30, 2008, must not exceed 3.25:1. For each reporting date thereafter, the ratio must not exceed 3.00:1. At year-end 2005, the ratio was 1.9:1 (2004: 2.2:1).
- The ratio of EBITDA to interest expense must not be less than 4.0:1. At year-end 2005, the ratio was 9.6:1 (2004: 7.3:1).

Certain restrictions apply to this facility. These restrictions include provisions which provide that borrowings under the facility may only be used for the financing of certain acquisitions, for working capital and for general corporate purposes, that the net proceeds from certain disposals and capital markets issues must be used as mandatory prepayments, that create a negative pledge prohibiting the creation of certain security interests, and that restrict the incurring of financial indebtedness outside the facility. A number of major subsidiaries have provided cross guarantees regarding compliance with the commitments under the terms of this credit facility. In addition, the facility mandates that Univar implement a hedging program consistent with its risk management policies.

In 2005, the facility was amended to reflect the adoption of IFRS as Univar's replacement for Dutch GAAP as its governing accounting standard. As part of the amendment process, conforming modifications were made in the pricing and in certain restrictions on debt so as to eliminate any substantive effects from this change.

Breakdown of all loans by currency:

(in millions)	**Local Currency**		**US Dollars**	
	2005	2004	**2005**	2004
US dollar ($)	**185.4**	150.6	**$185.4**	$150.6
Euro (€)	**65.0**	65.0	**76.9**	88.8
British pound (GBP)	**100.0**	90.0	**172.5**	174.5
Canadian dollar (CAD)	**15.0**	-	**12.9**	-
			$447.7	$413.9

16 Financial instruments

The following is a comparison by category of carrying amounts and fair values of all of Univar's financial instruments that are carried in the financial statements.

(in US$ millions)	**Carrying amount**		**Fair value**	
	2005	2004	**2005**	2004
Financial assets:				
Cash	**$ 35.1**	$ 61.6	**$ 35.1**	$ 61.6
Forward currency contracts	**0.3**	-	**0.3**	-
Interest rate swap contracts	**0.6**	-	**0.6**	-
Financial liabilities:				
Bank overdraft	**56.5**	66.5	**56.5**	66.5
Current portion of long-term debt	**0.2**	2.3	**0.2**	2.3
Credit facility loans	**447.3**	413.3	**447.3**	413.3
Other bank loans	**0.4**	0.6	**0.4**	0.6
Interest rate swap contracts	**1.2**	-	**1.2**	-

The fair value of loans is reasonably approximated by the principle amount, since all loans are of overnight, one-month or three-month maturities.

At December 31, 2005, Univar had five interest rate swap contracts in place with a notional amount of $281.8 million, whereby a fixed rate of interest is paid and a variable rate (equal to a three-month EURIBOR, GBP LIBOR or USD LIBOR, as appropriate) is received on the notional amount. The swap contracts are being used to hedge the cash flow exposure under the company's credit facility. The credit facility loans and interest rate swaps have essentially the same terms. Following is a breakdown of interest rate swap contracts by currency:

	Principal amount (US$ millions)		Weighted-average fixed swap interest rate		Weighted-average term in years	
	2005	2004	**2005**	2004	**2005**	2004
US dollar ($)	**110.0**	110.0	**4.54%**	3.86%	**2.2**	0.5
Euro (€)	**76.9**	88.8	**3.19%**	3.19%	**1.6**	2.6
British pound (GBP)	**94.9**	174.5	**5.31%**	4.76%	**1.0**	1.4

17 Financial risk management objectives and policies

Univar's principal financial instruments, other than derivatives, comprise bank loans, cash and short-term deposits. The company has various other financial instruments, such as accounts receivable and accounts payable, which arise directly from its operations. Univar makes use of various financial instruments in accordance with a financial policy approved by management. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

It is, and has been throughout the year, Univar's policy that no trading in financial instruments may be undertaken.

The main risks arising from the company's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Supervisory Board reviews and agrees to policies for managing each of these risks and they are summarized below. The company also monitors the market price risk arising from all financial instruments. The magnitude of interest rate risk at year end is discussed in Note 16. The company's accounting policies in relation to derivatives are set out in the summary of significant accounting policies.

Interest rate risk
Univar's exposure to market risk for changes in interest rates relates primarily to the company's long-term debt obligations.

Under the terms of the €700 million credit facility, Univar is required to implement and maintain a hedging policy. Under the terms of the company's hedging policy as of December 31, 2005, the company is required to maintain a certain portion of its debt in fixed-rate instruments, or to maintain floating-for-fixed interest rate swap agreements. These swaps are designated to hedge underlying debt obligations. In accordance with this policy, at December 31, 2005 the company had outstanding floating-for-fixed interest rate swaps amounting to $281.8 million. These swaps were denominated in US dollars, euros and British pounds, and mature over the next 3 years. Swap rates range from 3.2% to 5.3%.

Foreign currency risk
Univar may be adversely affected by foreign exchange rate fluctuations. Due to the multinational nature of its business, substantial portions of Univar's revenues and expenses are denominated in currencies other than the US dollar, the currency in which its financial statements are expressed. Fluctuations in exchange rates between such currencies and the US dollar could significantly affect Univar's reported results from year to year.

In addition, there are certain situations where Univar incurs costs in currencies other than those in which revenues are earned; however, because of the nature of Univar's business, these exposures are typically of short duration and not material to the overall results of the company. In any event, such transactions are routinely hedged.

In accordance with Univar's current policy, all net transaction positions are routinely hedged against currency risks by using foreign-exchange forward contracts. The company has not used derivative instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, or earnings of foreign subsidiaries.

Product price risk
The company's business model is to buy and sell at "spot" prices. The company does not take significant "long" or "short" positions in the products it sells in an attempt to make money on changes in product prices. As a result, the company is not significantly exposed to changes in product selling prices or costs and the company's exposure to product price risk is not material.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requesting credit above a certain level. Univar does not require collateral with respect to financial assets.

investments, if any, are only in liquid securities and only with counterparties that have a credit rating equal to or better than the company's. Transactions involving derivative financial instruments are with counterparties with whom Univar has a signed netting agreement and who have high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Liquidity risk
The company's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term bank loans, and financing under the terms of the €700 million credit facility.

18 Provisions

Movements in this item were as follows:

(in US$ millions)	Pensions	Post-employment benefits other than pensions	Other pension plans	Environ-mental	Other	Total
Balance at January 1, 2005	$215.6	$51.6	$ 7.9	$ 63.1	$12.7	**$350.9**
Movements:						
Additions	*26.2*	5.2	-	9.5	2.7	**43.6**
Withdrawals/other	3.3	-	(3.3)	0.2	(6.9)	**(6.7)**
Payments	(66.3)	(0.8)	(0.1)	(11.6)	(2.7)	**(81.5)**
Change in discount	-	-	-	0.9	-	**0.9**
Exchange differences	(7.6)	-	(0.6)	(2.3)	(0.6)	**(11.1)**
Balance at December 31, 2005	171.2	56.0	3.9	59.8	5.2	**296.1**
Current	-	-	-	16.6	3.7	**20.3**
Non-current	215.6	51.6	7.9	46.5	9.0	**330.6**
Balance at January 1, 2005	215.6	51.6	7.9	63.1	12.7	**350.9**
Current	-	-	-	23.3	1.5	**24.8**
Non-current	171.2	56.0	3.9	36.5	3.7	**271.3**
Balance at December 31, 2005	$171.2	$56.0	$ 3.9	$ 59.8	$ 5.2	**$296.1**

Pensions
Univar offers several pension plans that provide benefits for employees upon retirement. The defined benefit and post-employment benefits are discussed in Note 19. Other pension plans include other post-retirement plans.

Environmental
Provisions for environmental remediation costs represent reasonable estimated remediation costs for the next 10 years. Budgeted cash outflows for the next 12 months are reported as current.

Other
Provisions for restructuring and self-insurance are included in Other. Budgeted cash outflows for the next 12 months are reported as current.

19 Employee benefits

(in US$ millions)	**2005**	2004
Present value of unfunded obligations	**$ 95.6**	$ 94.0
Present value of funded obligations	**670.4**	613.2
Fair value of plan assets	**(493.8)**	*(421.0)*
Present value of net obligations	**272.2**	286.2
Unrecognized actuarial results	**(45.0)**	(19.0)
Recognized liability for defined benefit obligations	**$ 227.2**	$ 267.2
Liability for long-service leave	**-**	-

Liability for defined benefit obligations

Univar makes contributions to eleven company-sponsored defined benefit plans that provide pension benefits for employees upon retirement. The company has two types of defined benefit plans, final salary plans and average salary plans, covering a significant number of its employees in Belgium, Canada, Ireland, Switzerland, the United Kingdom and the United States. Both types of plans require contributions to be made to separately administered funds. The expected weighted average remaining working lives of the employees participating in the defined benefit plans for 2005 is 12.9 years (2004: 12.6 years).

Except for pension obligations, post-employment benefits other than pensions relate to health care for employees in the United States. For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. For 2006, the rate is assumed to be 12%.

Movements in the net liability recognized in the balance sheet

(in US$ millions)	**2005**	2004
Net liability at January 1,	**$267.2**	$269.1
Contributions paid	**(67.1)**	(37.4)
Expense recognized in the income statement	**31.4**	27.6
Reclassification	**3.3**	-
Exchange difference	**(7.6)**	7.9
Net liability at December 31,	**$227.2**	$267.2

Expense recognized in the income statement	**2005**	2004
Current service costs	**$ 22.8**	$ 24.3
Interest on obligation	**38.7**	36.3
Changes due to settlement/curtailment	**-**	(4.4)
Recognized actuarial gains/losses	**1.9**	0.3
Expected return on plan assets and other	**(32.0)**	(28.9)
Total	**$ 31.4**	$ 27.6

The expense is recognized as part of personnel costs for both 2005 and 2004.

The actual return on plan assets was $47.3 million for 2005 (2004: $29.2 million).

Liability for defined benefit obligations

Principal actuarial assumptions for the year ended December 31,

(expressed as weighted averages)	**2005**	2004
Discount rate at December 31	**5.2%**	5.6%
Expected return on plan assets at January 1	**7.8%**	7.9%
Future salary increases	**4.4%**	4.6%
Future pension increases	**2.6%**	2.4%

20 Total equity

The company's authorized share capital is €64 million, divided into 32,000,000 common shares and 32,000,000 cumulative preference shares, all at €1.00 par value. In February 2005, the company redeemed all issued and outstanding cumulative financing preference shares series 1 and series 2.

The issued share capital at December 31, 2005 consisted of 29,963,987 common shares, of which 865,999 common shares and one sub-share were included as treasury shares repurchased to cover options granted under employee stock option plans. At December 31, 2005, treasury shares equaled option rights outstanding. The issued share capital has been converted to US dollars at the exchange rate prevailing at the balance sheet date, €/$1.182900 at December 31, 2005 (€/$1.3655 at December 31, 2004).

Upon the split-off, Univar acquired 867,572 Univar common shares to cover Univar stock option obligations transferred to Univar through the split-off. In September 2003, Univar purchased 102,971 common shares at an average price of €9.61 on the open market. During 2005, Univar purchased 210,084 common shares at an average price of €33.49 on the open market and provided 58,000 common shares (2004: 256,628) for sale upon the exercise of employee stock options.

Other reserves include a reserve for unrealized gains and losses, the foreign currency translation reserve and other. The currency translation reserve is a legal non-distributable reserve. Currency translation differences on shares are recorded as "Other".

Movements in total other reserves were as follows:

(in US$ millions)	Unrealized gains and losses	Currency Translation reserves	Other	**Total Other reserves**
Balance at January 1, 2004	$ -	$ -	$ -	**$ -**
Translation differences on the net investment in foreign group companies	-	30.1	-	**30.1**
Preferred dividend	-	-	(0.2)	**(0.2)**
Common dividend	-	-	0.4	**0.4**
Currency translation differences on common shares	-	-	(4.6)	**(4.6)**
Balance at December 31, 2004	**-**	**30.1**	**(4.4)**	**25.7**
Change in accounting principles related to the adoption of IAS 32/39:				
Reclassification of cumulative financing preference shares	-	1.4	-	**1.4**
Fair value derivative contracts	(2.8)	-	-	**(2.8)**
Balance at December 31, 2004 after change	**(2.8)**	**31.5**	**(4.4)**	**24.3**
Translation differences on the net investment in foreign group companies	-	(20.4)	-	**(20.4)**
Fair value derivative contracts	2.2	-	-	**2.2**
Currency translation differences on common shares	-	-	5.5	**5.5**
Balance at December 31, 2005	$(0.6)	$ 11.1	$ 1.1	**$11.6**

21 Option rights

Due to the split-off from Vopak, the exercise prices of certain options granted in previous years were adjusted as follows:

Term	Year of options	Original exercise price in €	Recalculated exercise price in €	
			Univar	Vopak
until Mar 1, 2005	2000	24.70	12.46	18.45
until Nov 10, 2006	2001	16.73	8.44	12.49

The company has awarded options to certain company executives based on their position and responsibilities pursuant to an option plan adopted each year. The company hedges options granted by maintaining an approximately equivalent number of treasury shares. The option holder can exercise the rights during certain exercise periods, subject to observance of appropriate rules.

Some employees held options granted by Vopak in 2000 and 2001. Due to the split-off from Vopak, each option holder exercising these options was entitled to one-half of a Univar share for every one Vopak share. Exercising the right to both shares had to take place simultaneously.

The conditional stock options issued in 2003, 2004 and 2005 can be exercised three years after being granted, subject to certain vesting and employment requirements. Under the 2003 and 2004 options, the company's share price at exercise must be at least twice the price at the time the options were granted, and the options expire after seven years.

Under the 2005 options, the option holder had a choice of performance targets. One performance target is that the company's share price at exercise must be at least twice the price at the time the options were granted, and the options expire after seven years. The second performance target is that the company's share price is at least 135% of the price at the time the options were granted, but the after-tax exercise proceeds must be used to buy company stock that is held for at least seven years after the option grant date. Under the latter performance target, the options expire after four years. There were 137,000 options outstanding under the first performance target and 160,000 options outstanding under the second performance target.

Breakdown of option rights granted:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, **2005**	2004
Conditional options						
until	Mar 1, 2005	2000	428,500	12.46	-	64,500
until	Nov 10, 2006	2001	20,000	8.44	-	20,000
until	May 22, 2010	2003	292,000	7.60	**282,000**	282,000
until	May 24, 2011	2004	287,000	13.95	**287,000**	287,000
until	May 6, 2012	2005	297,000	23.95	**297,000**	-
Total			**1,324,500**		**866,000**	653,500

The number of conditional options expiring or forfeited in 2005 was 26,500 (2004: 5,872). In 2005, 58,000 options (2004: 256,628) were exercised at a weighted average price of €11.07 per share (2004: €12.46).

Breakdown of option rights granted to Gary Pruitt:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, **2005**	2004
Conditional options						
until	Mar 1, 2005	2000	4,000	12.46	-	4,000
until	Nov 10, 2006	2001	20,000	8.44	-	20,000
until	May 22, 2010	2003	70,000	7.60	**70,000**	70,000
until	May 24, 2011	2004	70,000	13.95	**70,000**	70,000
until	May 6, 2012	2005	70,000	23.95	**70,000**	-
Total			**234,000**		**210,000**	164,000

In 2005, Mr. Pruitt exercised 24,000 options.

Breakdown of option rights granted to Jan Holsboer:

Term		Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, **2005**	2004
Conditional options						
until	May 22, 2010	2003	7,000	7.60	**7,000**	7,000
until	May 24, 2011	2004	7,000	13.95	**7,000**	7,000
until	May 6, 2012	2005	7,000	23.95	**7,000**	-
Total			**21,000**		**21,000**	14,000

In 2005, Mr. Holsboer exercised 0 options.

22 Remuneration of Executive and Supervisory Board Members

The 2005 total remuneration paid to current Executive Board members amounted to $2.5 million (2004: $2.1 million), as follows:

(in US$ thousands)	Salaries	Bonus	Post-employment pension benefits	Share based payments	**Total 2005**	Total 2004*
G. E. Pruitt	$859	$ 893	$214	$208	**$2,174**	$1,792
J. H. Holsboer	130	130	22	21	**303**	260
Total	**$989**	**$1,023**	**$236**	**$229**	**$2,477**	$2,052

*Includes share-based payments that were not previously reported as part of remuneration.

The members of the Executive Board are entitled to variable compensation consisting of an annual performance bonus and possibly stock options. The formula used to calculate the annual performance bonus was pre-determined by the Supervisory Board and was selected as a measurable indicator of performance that is influenced by the management of the company. The Supervisory Board may adjust the bonus payout up or down, not to exceed the maximum amount, to assure the payout reflects each Executive Board member's personal performance and non-financial objectives achieved. For 2005, the anticipated bonus is $1.0 million (2004: $0.7 million).

There were 77,000 option rights granted to Executive Board members in 2005.

No loans, advances or guarantees have been issued to members of the Executive Board.

Univar has long-term employment agreements with Mr. Pruitt (until 2010) and with Mr. Holsboer. Either Univar or the Executive Board member may terminate these agreements upon appropriate written notice. Mr. Pruitt is entitled to 30 months' severance and Mr. Holsboer is entitled to 12 months' severance, in both cases if termination is by the company without cause.

The total remuneration for the Supervisory Board members consists of a fixed annual salary. The Board members receive no bonuses or options.

The total remuneration paid to the Supervisory Board was as follows:

(in US$ thousands)	**2005**	2004
P. H. Vogtländer (Chairman)	**$ 42**	$ 39
M. van der Vorm (Vice Chairman)*	**25**	34
Y. Bobillier	**34**	34
G. J. Sharman	**34**	34
F. F. Waller	**34**	-
H. de Ruiter**	**-**	18
Total	**$169**	$159

*On September 23, 2005, Mr. van der Vorm resigned.
**On May 6, 2004, Mr. de Ruiter resigned.

For 2005, the total remuneration paid to Supervisory Board members was $0.2 million (2004: $0.2 million).

At December 31, 2005, Executive and Supervisory Board members held no shares. In addition, Supervisory Board members held no options at December 31, 2005, or at December 31, 2004. No loans, advances or guarantees have been issued to members of the Supervisory Board.

23 Segment information / Breakdown by geography

(in US$ millions)

	2005					2004				
	US	**Canada**	**Europe**	**Other**	**Total**	US	Canada	Europe	Other	Total
Income statement										
Net sales	$2,958.7	$958.7	$1,970.8	$ 98.5	**$5,986.7**	$2,545.9	$830.3	$1,850.2	$ 57.8	$5,284.2
Depreciation & amortization	20.5	5.2	14.0	0.8	**40.5**	18.9	4.2	16.4	0.6	40.1
Operating income	114.5	66.5	40.2	(13.5)	**207.7**	75.2	54.0	44.6	(11.5)	162.3
Balance sheet										
Intangible assets	$ 189.9	$ 6.2	$ 125.8	$ 0.6	**$ 322.5**	$ 189.9	$ 6.0	$ 141.5	$ -	$ 337.4
Property, plant and equipment	289.3	74.4	109.6	3.0	**476.3**	275.6	71.8	121.8	2.0	471.2
Other assets	831.6	281.9	880.7	(214.9)	**1,779.3**	738.2	253.6	941.6	(231.2)	1,702.2
Total assets	$1,310.8	$362.5	$1,116.1	$(211.3)	**$2,578.1**	$1,203.7	$331.4	$1,204.9	$(229.2)	$2,510.8
Liabilities	$1,023.0	$202.0	$ 921.9	$(352.6)	**$1,794.3**	$1,016.4	$173.6	$1,102.4	$(524.2)	$1,768.2
Net cash flow from:										
Operating activities	$ (4.4)	$ 23.7	$ 0.1	$ (0.2)	**$ 19.2**	$ 11.2	$ 20.0	$ (16.9)	$ 28.0	$ 42.3
Investing activities	(35.4)	(4.9)	(19.7)	(2.3)	**(62.3)**	(17.1)	(4.0)	(5.9)	(0.7)	(27.7)
Financing activities	38.6	(39.5)	(67.0)	66.8	**(1.1)**	5.2	(7.7)	2.0	(28.3)	(28.8)
Total investments	$ 36.1	$ 4.9	$ 19.3	$ 4.3	**$ 64.6**	$ 20.0	$ 4.0	$ 13.9	$ 0.7	$ 38.6
Average number of employees	3,344	758	2,486	102	**6,690**	3,349	757	2,521	78	6,705

Transfer prices between business segments are set on an arm's length basis in a manner similar to transactions with third parties. In 2005, a developing business was moved out of Europe into "Other". The 2004 figures have been adjusted to reflect this reclassification, and the new balance sheet presentation, for comparative purposes.

24 Commitments

Operating lease commitments

The company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the company expects to renew the leases or substitute another location and lease.

The majority of the company's fleet and some equipment are leased through operating leases. Lease terms vary but certain leases are non-cancelable for the first 12-month term and then become month-to-month leases, cancelable at the company's option or by the lessor. Certain leases include residual value guarantees on vehicles and equipment, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees.

Lease expense for 2005 was $24.7 million (2004: $30.7 million). Rental and lease commitments at the end of 2005, relating mainly to land and buildings, amounted to $186.9 million (2004: $178.0 million).

Breakdown of annual rental and lease commitments (in US$ millions):

	2005	2004
Within one year	**$ 47.2**	$ 50.8
After one year but not more than five years	**97.4**	89.5
More than five years	**44.4**	37.7
	$189.0	$178.0

Capital commitments
The company had no significant investment commitments at the end of 2005 or 2004.

25 Guarantees and contingencies

Guarantees and security provided on behalf of equity participations and third parties amounted to $0.2 million at December 31, 2005 (2004: $1.4 million). In addition, Univar provides bank guarantees and standby letters of credit to various institutions to support tax, pension, insurance and environmental obligations. At December 31, 2005, the total amount of these guarantees and letters of credit was $59.5 million (2004: $73.7 million), issued through a combination of facilities granted directly by the parent, Univar N.V.; to local subsidiaries and guaranteed by the parent; and to local subsidiaries with no parent guarantee.

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective as of the split-off, Univar and Vopak became independent, publicly-owned companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (e.g. tax liabilities, environmental liabilities and other tortious liabilities). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable for the entire obligation. A number of Vopak creditors entered into agreements releasing Univar from any obligations of Vopak to the creditor for which Univar would be liable pursuant to section 2:334t. Vopak and Univar entered into an indemnity agreement whereby both parties indemnify the other party from liabilities arising from the activities of the indemnifying party.

In the ordinary course of its business, Univar is subject to claims from time to time. The liabilities for injuries to persons or property are typically covered by liability insurance, and the deductible and self-insured portions of these liabilities, where applicable, have been accrued in the consolidated financial statements. Univar is not aware of any litigation or arbitration proceedings that are likely to have a material adverse effect on its financial position, nor is Univar aware of any such proceedings that are pending or threatened.

As part of its 1986 purchase of McKesson Chemical Company from McKesson Corporation ("McKesson"), Univar USA Inc. entered into an indemnification agreement with McKesson.

McKesson has tendered asbestos lawsuits with approximately 18,000 plaintiffs filed in the State of Mississippi. Substantially all of the Mississippi claims are in "consolidated" lawsuits which name anywhere from hundreds to thousands of plaintiffs, a large number of defendants, and which provide no specific information on the plaintiffs' injuries or connecting the plaintiffs' injuries to any specific source of asbestos. Univar USA believes that many of the plaintiffs are not seriously injured from exposure to asbestos. Univar USA has not rejected the tender of any of these cases. To date, Mississippi asbestos claims with approximately 6,500 plaintiffs have been dismissed, all without liability payments, and lawsuits with approximately 11,500 plaintiffs are pending. Because Univar USA has been paying the defense costs for these cases, Univar USA does not have any contingent liability for costs incurred by McKesson. Univar USA expects most of the Mississippi cases to be dismissed or otherwise resolved with no or minimal payments and Univar USA believes the future costs for the Mississippi cases will not be material.

McKesson has tendered 297 asbestos claims filed in the states of Illinois, Missouri, Washington, California and Delaware and Univar USA has rejected the tender of 237 of these claims. These cases differ from the Mississippi cases in that they are single-plaintiff cases with the plaintiff alleging substantial specific injuries from exposure to asbestos-containing products. These cases are similar to the Mississippi cases in that numerous defendants are named and that they provide little specific information connecting the plaintiffs' injuries to any specific source of asbestos. Of the tendered cases not rejected by Univar USA, 52 cases are pending. Univar USA believes the defense costs and liability for these cases will not be material. Univar USA has a potential claim for reimbursement of these costs from McKesson. For the tendered cases rejected by Univar USA, Univar USA has insufficient information to estimate the probable amount of McKesson's defense costs and liability. Univar USA believes it has strong defenses to McKesson's demand for defense and indemnification. Univar has not accrued any liability for the asbestos claims. If Univar USA were held to be responsible for McKesson's asbestos costs, and if those costs were to increase materially above the level presently being incurred, whether due to a substantial increase in the number of claims and/or the average cost per claim or otherwise, Univar's financial condition and results of operations could be significantly affected.

Environmental obligations
Approximately 77 Univar sites are currently undergoing remediation efforts or are in the process of active review of the need for potential remedial efforts. Some of these efforts are being conducted pursuant to governmental proceedings or investigations, while Univar, with appropriate state or federal agency oversight and approval, is conducting others voluntarily.

At December 31, 2005 and 2004, accruals for environmental liabilities totaled $59.8 million and $63.1 million, respectively. Cash expenditures during 2005 and 2004 for remedial, monitoring and investigatory activities were $11.6 million and $15.1 million, respectively. The level of annual expenditures will change in the future as major components of planned remediation activities are completed and the scope, timing and costs of existing activities are changed. Univar's accrual for its environmental liabilities is an estimate which is affected by matters such as information obtained from investigatory studies; changes in scope of remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; the uncertainty concerning recovery of such costs from third parties which may be jointly liable; and the relative level of Univar's involvement at various sites at which the company is allegedly associated. Univar periodically reviews the status of all existing or potential environmental liabilities and adjusts its accruals based on all available, relevant information.

Univar is subject to environmental liabilities for contamination of sites never occupied by Univar ("non-owned sites"). From time to time, Univar or related entities are contacted by various governmental agencies and private parties regarding potential liability for a share of the cost of clean-up of non-owned sites. These non-owned sites are typically locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which Univar may have shipped waste products. The company believes there are approximately 16 sites for which the company may be liable for a share of the cost of clean-up. Univar's estimate of the probable liability for the remediation of non-owned sites is $1.5 million, and is included in the environmental accrual. Possible costs for these sites could range up to $2.4 million.

Although the company believes adequate accruals have been provided for environmental contingencies, it is possible, due to the uncertainties noted above, that additional accruals could be required in the future that could have a material effect on the results of operations in a particular period.

26 Adoption of International Financial Reporting Standards

Univar's 2004 financial statements were reported under generally accepted accounting principles in the Netherlands ("Dutch GAAP"). As of January 1, 2005, Univar reports on the basis of IFRS. The following is a reconciliation of the company's reported Dutch GAAP statements to those presented in this report under IFRS as a comparison to 2005. The changes affecting the consolidated balance sheet and income statement are explained below.

The effects of adopting IFRS at the date of transition (January 1, 2004) were recorded in equity in the company's 2004 opening IFRS balance sheet. Accordingly, a reconciliation of equity between Dutch GAAP and IFRS at the date of transition is included. The financial information has been prepared on the basis of the standards currently adopted by the European Union.

The change in accounting standards did not materially affect the cash flow statement originally presented. Net cash flow from operating, investing and financing activities was the same for 2004 under both Dutch GAAP and IFRS. Therefore, no reconciliation between Dutch GAAP and IFRS is provided for the cash flow statement.

Effects of reporting under IFRS
For Univar, the differences between IFRS and Dutch GAAP are listed below; reclassifications are excluded.

A) Long-term Employee Benefits / Pensions (IAS 19)
IFRS requires the excess of defined-benefit obligations measured at present value over plan assets measured at fair value to be recorded on the balance sheet. Fair values and related income statement movements are based on actuarial assumptions taking into account such factors as expected salary increases and return on plan assets. Univar has several pension plans based on local employment practice. In accordance with "First time Adoption of Financial Reporting Standards" (IFRS 1), the company has opted to recognize all cumulative actuarial gains and losses at the date of transition to IFRS as an adjustment to equity. Accordingly, the amount previously recorded as a component of personnel costs relating to the amortization of actuarial gains and losses during 2004 was reversed.

B) Property, Plant and Equipment (IAS 16)
Under IFRS, an entity is required to identify significant components of an item of property, plant and equipment and depreciate those items separately based on the individual estimated useful life. This component accounting was not fully adopted under Dutch GAAP. The effect on depreciation expense and net income from the adoption of component accounting was not material for the year ended December 31, 2004.

C) Business Combinations / Goodwill (IFRS 3 / IAS 36 / IAS 38)
Dutch GAAP allows for the amortization of goodwill. Under IFRS, goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Goodwill is considered to have an infinite useful life and is not amortized. Goodwill must be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that it might be impaired. Based on the company's review of operations and testing of goodwill, there was no impairment of the carrying value of goodwill during the year ended December 31, 2004. Accordingly, the amount previously recorded as goodwill amortization in 2004 was reversed.

D) Provisions and Contingencies (IAS 37)
Under IFRS, provisions should be measured as the present value of estimated future cash outflows, except where the effect of the time value of money is immaterial. Dutch GAAP did not require provisions to be discounted. The equity adjustment at the date of transition reflects the effect on opening equity of the cumulative change in the net present value of these provisions.

E) Share-Based Payments / Options (IFRS 2)
Dutch GAAP did not require the expensing of share-based payments. Under IFRS, share-based payments are expensed on the basis of their fair value as determined using options pricing models. The company's share-based payments qualify as equity-settled transactions. Accordingly, the fair value of the options at grant date is expensed as an operating cost, based on the number of stock options that will vest over the vesting period. Under IFRS 1, there exists the opportunity of electing to apply IFRS 2 to all existing share option plans or only to those that came into effect subsequent to November 7, 2002. Univar has elected to apply the latter alternative, which captures all options issued subsequent to the June 2002 split-off from Royal Vopak.

F) Taxation (IAS 12 and Other Adjustments for IFRS)
Under IFRS, additional deferred taxes are recognized on the temporary differences originating from differences in accounting principles between IFRS and Dutch GAAP. The deferred tax adjustment relates primarily to the cumulative effect of transition on employee benefits.

G) Cumulative Financing Preference Shares (IAS 32 / IAS 39)

With respect to IAS 32 and IAS 39 (Financial Instruments), Univar has chosen to apply the standards effective as of January 1, 2005 and to not adjust the 2004 comparative information. Under IFRS, Univar's cumulative financing preference shares are to be treated as long-term debt. Given Univar's application of the standard, the cumulative financing preference shares were considered long-term debt beginning January 1, 2005, and they had no effect on the previously reported financial statements. Univar's cumulative financing preference shares were redeemed in February 2005.

H) Cumulative Translation Differences (IAS 21)

With respect to IAS 21, Univar has chosen to adopt an exemption available under IFRS 1 as an alternative to retroactively restating all financial statements of its foreign operations. The exemption allows for all cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. Accordingly, cumulative translation differences at January 1, 2004 have been reversed and booked to Retained Earnings.

Reconciliation of consolidated income statement for the year ended December 31, 2004

(in US$ millions, except earnings per share)	Dutch GAAP	Effect of Transition to IFRS	IFRS
Net sales	$5,284.2	$ -	$5,284.2
Cost of goods sold	4,441.0	-	4,441.0
Gross margin	843.2	-	843.2
Personnel costs (A, E)	406.1	(6.9)	399.2
Depreciation expense (B)	40.1	-	40.1
Amortization of goodwill (C)	19.3	(19.3)	-
Other operating expenses (D)	241.1	0.5	241.6
Total operating expenses	706.6	(25.7)	680.9
Operating income	136.6	25.7	162.3
Interest income	3.1	-	3.1
Interest expense	29.8	-	29.8
Interest expense, net	26.7	-	26.7
Income from ordinary activities before taxes	109.9	25.7	135.6
Income tax expense (F)	42.3	2.5	44.8
Net income	67.6	23.2	90.8
Dividend on cumulative financing preference shares (G)	2.4	-	2.4
Net income available to common shareholders	$ 65.2	$ 23.2	$ 88.4
Earnings per common share	$ 2.25	$ 0.80	$ 3.05
Fully diluted earnings per common share	$ 2.24	$ 0.79	$ 3.03

Reconciliation of consolidated balance sheet at December 31, 2004

(Before proposed distribution of net income to holders of common shares)

(in US$ millions)	Dutch GAAP	Effect of Transition to IFRS	IFRS
Intangible assets (C)	$ 317.6	$ 19.8	$ 337.4
Property, plant and equipment (B)	471.2	-	471.2
Deferred tax assets (A, E, F)	139.7	49.0	188.7
Other assets	9.6	-	9.6
Total non-current assets	938.1	68.8	1,006.9
Inventories	514.4	-	514.4
Accounts receivable	828.0	-	828.0
Other receivables and prepaid expenses	83.7	-	83.7
Income tax receivable	16.2	-	16.2
Cash and cash equivalents	61.6	-	61.6
Total current assets	1,503.9	-	1,503.9
Total assets	2,442.0	68.8	2,510.8
Issued capital	58.2	-	58.2
Share premium	582.3	-	582.3
Treasury shares	(6.7)	-	(6.7)
Retained earnings (A, C, D, E, F, H)	120.0	(36.9)	83.1
Other reserves (H)	52.3	(26.6)	25.7
Total equity	806.1	(63.5)	742.6
Long-term debt	413.9	-	413.9
Provisons (A, D)	201.2	129.4	330.6
Deferred tax liabilities (D, F)	63.1	2.9	66.0
Other liabilities	14.7	-	14.7
Total non-current liabilities	692.9	132.3	825.2
Amounts owed to banks	66.5	-	66.5
Current portion of long-term debt	2.3	-	2.3
Trade accounts and other accounts payable	827.6	-	827.6
Income tax payable	23.6	-	23.6
Provisions	20.3	-	20.3
Dividend on cumulative financing preference shares	2.7	-	2.7
Total current liabilities	943.0	-	943.0
Total liabilities	1,635.9	132.3	1,768.2
Total equity and liabilities	$2,442.0	$ 68.8	$2,510.8

Effect of IFRS on total equity at January 1, 2004

(in US$ millions)	Common shares	Cumulative financing preference shares	Share premium	Treasury shares	Retained earnings	Other reserves	**Total equity**
Balance at January 1, 2004 Dutch GAAP	**$37.7**	**$15.9**	**$581.2**	**$(9.1)**	**$60.4**	**$22.8**	**$708.9**
Effect of transition to IFRS: Cumulative effect of change in net present value of provisions (D, F)	-	-	-	-	4.9	-	**4.9**
Cumulative effect of transition on employee benefits (A, F)	-	-	-	-	(88.4)	-	**(88.4)**
Reset of other reserves to zero pursuant to IFRS 1 (H)	-	-	-	-	22.8	(22.8)	-
Balance at January 1, 2004 under IFRS	**$37.7**	**$15.9**	**$581.2**	**$(9.1)**	**$(0.3)**	**$ -**	**$625.4**

Reconciliation of total equity at December 31, 2004

(in US$ millions)	Common shares	Cumulative financing preference shares	Share premium	Treasury share	Retained earnings	Other reserves	**Total equity**
Balance at December 31, 2004 Dutch GAAP	**$40.9**	**$17.3**	**$582.3**	**$(6.7)**	**$120.0**	**$52.3**	**$806.1**
Cumulative goodwill amortization reversal (C)	-	-	-	-	19.3	0.5	**19.8**
Tax effect share-based payments (E)	-	-	-	-	0.3	-	**0.3**
Change in net present value of provisions (D, F)	-	-	-	-	4.4	0.2	**4.6**
Effect of transition on employee benefits (A, F)	-	-	-	-	(83.7)	(4.5)	**(88.2)**
Reset of other reserves to zero pursuant to IFRS 1 (H)	-	-	-	-	22.8	(22.8)	-
Balance at December 31, 2004 under IFRS	**$40.9**	**$17.3**	**$582.3**	**$(6.7)**	**$ 83.1**	**$25.7**	**$742.6**

Company's income statement for the years ended December 31,

(in US$ millions)	2005	2004
Income from group companies after income taxes	$ 114.1	$ 92.4
Other income/(expense) after income taxes	9.4	(1.6)
Net income	123.5	90.8
Dividend on cumulative financing preference shares	-	2.4
Net income available to common shareholders	$ 123.5	$ 88.4

Company's balance sheet at December 31,

(before proposed distribution of net income to holders of common shares)

(in US$ millions)	Note	2005	2004
Investment in group companies	27	$ 972.8	$898.9
Property, plant and equipment		2.1	0.5
Deferred tax assets		9.9	5.2
Total non-current assets		984.8	904.6
Inventories		0.8	-
Accounts receivable		0.6	-
Other receivables and prepaid expenses		2.8	5.4
Income tax receivable		-	0.8
Cash and cash equivalents		11.8	-
Total current assets		16.0	6.2
Total assets		1,000.8	910.8
Issued capital		35.4	58.2
Share premium		568.7	582.3
Treasury shares		(14.7)	(6.7)
Retained earnings		182.8	83.1
Other reserves		11.6	25.7
Stockholders' equity	28	783.8	742.6
Long-term debt		205.1	150.0
Amounts owed to banks		4.4	8.1
Dividend on cumulative financing preference shares		-	2.7
Trade accounts and other accounts payable		7.5	7.4
Total current liabilities		11.9	18.2
Total liabilities		217.0	168.2
Total stockholders' equity and liabilities		$1,000.8	$910.8

Notes to the financial statements

All amounts are in US dollars unless stated otherwise.

On December 29, 2004, Univar N.V., Univar Worldwide B.V. and Univar UK B.V. were merged into a single corporate entity, Univar N.V. From a commercial and fiscal perspective, the merger was given retroactive effect to January 1, 2004. The merger was made primarily to ease the administrative burden of having previously maintained and accounted for three separate holding company structures. The separate financial accounts of each company were consolidated into a single corporate entity, Univar N.V. The three previously existing companies represented the members of the dollar-denominated fiscal group. Following the merger, Univar N.V. represents the resulting dollar-denominated fiscal entity.

Accounting policies

The company financial statements of Univar N.V. have been prepared in accordance with Dutch GAAP and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code. Investment in group companies is carried at net asset value.

In connection with the adoption of IFRS as of January 1, 2005 for the preparation of the consolidated financial statements, Univar N.V. elected to change its accounting policies for preparing the company financial statements. As of January 1, 2004 (date of transition), the company's financial statements are prepared in accordance with financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code while applying the same IFRS-based accounting principles used in the preparation of the consolidated financial statements. The effects of the change in accounting policy on stockholders' equity and income are as follows:

	Before change in accounting policy	Effect of applying IFRS-based accounting principles	**After change in accounting policy**
Stockholders' equity at January 1, 2004	$708.9	$(83.5)	**$625.4**
Net income 2004	67.6	23.2	**90.8**
Stockholders' equity at December 31, 2004	806.1	(63.5)	**742.6**

The other accounting policies are the same as those used for the consolidated financial statements.

Term and interest rate information for long-term debt is included under Long-term debt, Note 15 to the consolidated financial statements, for $197.9 million (2004: $150.0 million) of advances outstanding under the syndicated credit facility. This amount includes advances of $185.0 million and CAD 15.0 million ($12.9 million). One loan from a group company was outstanding at December 31, 2005 for $7.2 million having an average interest rate of 3.4%.

The average interest rate on loans to group companies was 5.0% (2004: 2.6%).

For details on the remuneration of Executive and Supervisory Board members, as required by article 2:383 of the Dutch Civil Code, reference is made to Note 22.

27 Investment in group companies

(in US$ millions)	Group companies	Loans to group companies	**Total**
Balance at December 31, 2004	$290.1	$608.8	**$898.9**
Change in accounting principles retated to the adoption of IAS 32/39:			
Fair value of derivative contracts	(2.3)	-	**(2.3)**
Balance at December 31, 2004 after change	$287.8	$608.8	**$ 896.6**
Movements:			
Investments, including acquisitions and advances	-	26.6	**26.6**
Reclassification	77.9	(77.9)	**-**
Dividend	(4.9)	-	**(4.9)**
Fair value of derivative contracts	0.4	-	**0.4**
Disposals, repayments	-	(39.5)	**(39.5)**
Exchange differences	(10.9)	(9.5)	**(20.4)**
Net income	114.1	-	**114.1**
Balance at December 31, 2005	**$464.3**	**$ 508.5**	**$ 972.8**

In accordance with section 2:379, Book 2, of the Dutch Civil Code, a list of the principal group companies has been filed with the Company Registry in Rotterdam for inspection. The list also includes the information required under section 2:414 of the Dutch Civil Code.

28 Stockholders' equity

The company's authorized share capital is €64 million, divided into 32,000,000 common shares and 32,000,000 cumulative preference shares, all at €1.00 par value. In February 2005, the company redeemed all issued and outstanding cumulative financing preference shares series 1 and series 2.

The issued share capital at December 31, 2005 consisted of 29,963,987 common shares, of which 865,999 common shares and one sub-share were included as treasury shares repurchased to cover options granted under employee stock option plans. At December 31, 2005, treasury shares equaled option rights outstanding. The issued share capital has been converted to US dollars at the exchange rate prevailing at the balance sheet date, €/$1.182900 at December 31, 2005 (€/$1.3655 at December 31, 2004).

Upon the split-off, Univar acquired 867,572 Univar common shares to cover Univar stock option obligations transferred to Univar through the split-off. In September 2003, Univar purchased 102,971 common shares at an average price of €9.61 on the open market. During 2005, Univar purchased 210,084 common shares at an average price of €33.49 on the open market and provided 58,000 common shares (2004: 256,628) for sale upon the exercise of employee stock options.

Other reserves include a reserve for unrealized gains and losses, the foreign currency translation reserve and other. The currency translation reserve is a legal non-distributable reserve. Currency translation differences on shares are recorded as "Other".

Movements in stockholders' equity were as follows:

(in US$ millions, except number of outstanding common shares)	Number of outstanding common shares	Common shares	Cumulative financing preference shares	Share premium	Treasury shares	Retained earnings	Other reserves	**Total equity**
Balance at January 1, 2004	**28,993,443**	**$ 37.7**	**$ 15.9**	**$581.2**	**$ (9.1)**	**$ (0.3)**	**$ -**	**$625.4**
Net income	-	-	-	-	-	90.8	-	**90.8**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	-	30.1	**30.1**
Total income for the year	-	-	-	-	-	90.8	30.1	**120.9**
Deferred tax adjustment	-	-	-	-	-	4.9	-	**4.9**
Issued treasury shares	256,628	-	-	1.8	2.4	-	-	**4.2**
Tax on treasury shares	-	-	-	(0.7)	-	-	-	**(0.7)**
Share-based payments	-	-	-	-	-	0.6	-	**0.6**
Preferred dividend	-	-	-	-	-	(2.4)	(0.2)	**(2.6)**
Common dividend	-	-	-	-	-	(10.5)	0.4	**(10.1)**
Currency translation differences	-	3.2	1.4	-	-	-	(4.6)	**-**
Balance at December 31, 2004	**29,250,071**	**40.9**	**17.3**	**582.3**	**(6.7)**	**83.1**	**25.7**	**742.6**
Change in accounting principles related to the adoption of IAS 32/39:								
Reclassification cumulative financing preference shares	-	-	(17.3)	(14.3)	-	(9.1)	1.4	**(39.3)**
Fair value of derivative contracts	-	-	-	-	-	-	(2.8)	**(2.8)**
Balance at December 31, 2004 after change	**29,250,071**	**40.9**	**-**	**568.0**	**(6.7)**	**74.0**	**24.3**	**700.5**
Net income	-	-	-	-	-	123.5	-	**123.5**
Translation differences on the net investment in foreign group companies	-	-	-	-	-	-	(20.4)	**(20.4)**
Total income for the year	-	-	-	-	-	123.5	(20.4)	**103.1**
Issued treasury shares	58,000	-	-	0.2	0.6	-	-	**0.8**
Shares purchased for treasury	(210,084)	-	-	-	(8.6)	-	-	**(8.6)**
Tax on treasury shares	-	-	-	0.5	-	-	-	**0.5**
Share-based payments	-	-	-	-	-	0.9	-	**0.9**
Fair value of derivative contracts	-	-	-	-	-	-	2.2	**2.2**
Common dividend	-	-	-	-	-	(15.6)	-	**(15.6)**
Currency translation differences	-	(5.5)	-	-	-	-	5.5	**-**
Balance at December 31, 2005	**29,097,987**	**$ 35.4**	**$ -**	**$568.7**	**$(14.7)**	**$182.8**	**$ 11.6**	**$783.8**

Other reserves include a reserve for unrealized gains and losses, the foreign currency translation reserve and other. The currency translation reserve is a legal non-distributable reserve. Currency translation differences on shares are recorded as "Other".

Movements in total other reserves were as follows:

(in US$ millions)	Unrealized gains and losses	Currency translation reserves	Other	**Total other reserves**
Balance at January 1, 2004	$ -	$ -	$ -	**$ -**
Translation differences on the net investment in foreign group companies	-	30.1	-	**30.1**
Preferred dividend	-	-	(0.2)	**(0.2)**
Common dividend	-	-	0.4	**0.4**
Currency translation differences on common shares	-	-	(4.6)	**(4.6)**
Balance at December 31, 2004	**-**	**30.1**	**(4.4)**	**25.7**
Change in accounting principles related to the adoption of IAS 32/39:				
Reclassification of cumulative financing preference shares	-	1.4	-	**1.4**
Fair value derivative contracts	(2.8)	-	-	**(2.8)**
Balance at December 31, 2004 after change	**(2.8)**	**31.5**	**(4.4)**	**24.3**
Translation differences on the net investment in foreign group companies	-	(20.4)	-	**(20.4)**
Fair value derivative contracts	2.2	-	-	**2.2**
Currency translation differences on common shares	-	-	5.5	**5.5**
Balance at December 31, 2005	**$(0.6)**	**$11.1**	**$ 1.1**	**$ 11.6**

29 Guarantees and contingencies

The €700 million credit facility is cross-guaranteed by Univar N.V., Univar Worldwide B.V., Univar Inc., Univar USA Inc., Univar Europe Holdings B.V. and Univar UK Ltd. As of December 29, 2004, Univar Worldwide B.V. was merged into Univar N.V. At December 31, 2005, there was $447.3 million outstanding under the facility.

Univar N.V. provides parent guarantees for credit facilities granted to its subsidiaries, amounting to $100.1 million. At December 31, 2005, there was $37.6 million outstanding under these credit facilities. Univar N.V. has also assumed the liability for all debts arising from legal transactions of one of its subsidiaries. This guarantee was valid until December 31, 2005.

Univar N.V. participates in and guarantees overdraft and cash pooling arrangements involving other related companies in the Netherlands. In this context, Univar has extended guarantees totaling €50 million to banks in the Netherlands.

Other guarantees and contingencies are the same as those reported in Note 25 to the consolidated financial statements.

Rotterdam, March 15, 2006

The Executive Board
G. E. Pruitt, Chairman
J. H. Holsboer

The Supervisory Board
P. H. Vogtländer, Chairman
Y. Bobillier
G. J. Sharman
F. F. Waller

Other Information

Auditors' report

Introduction
We have audited the financial statements of Univar N.V. in Rotterdam, for the year 2005. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore, we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore, we have established to the extent of our competence that the annual report is consistent with the company financial statements.

Rotterdam, March 15, 2006

C. Th. Reckers
for Ernst & Young Accountants

Articles of Association provisions governing the distribution of net income

Article 27 (paragraphs 4 and 5) of the Articles of Association of Univar N.V.:

4. Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved as the Executive Board determines subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares.

5. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefore following a proposal of the Executive Board.

Proposed distribution of net income

It will be proposed at the General Meeting that a cash dividend will be distributed of €21.5 million ($25.3 million, based on the December 31, 2005 exchange rate) representing €0.74 ($0.87 based on the December 31, 2005 exchange rate) per depository receipt of common share of €1.00 par value. It will also be proposed to add the remaining profit after dividend distribution to Retained Earnings.

Provided that the General Meeting approves the income statement, balance sheet, and the dividend and distribution proposal, the total distribution will be made payable on May 18, 2006.

Stichting Univar ("Univar Foundation")

The objective of the Univar Foundation, established in Rotterdam, is to further the interests of Univar N.V. ("the company") and of the enterprise maintained by it and its group companies in such a way that the interests of the company, of this enterprise and of all those concerned therewith are safeguarded in the best possible manner. Also, to resist to the maximum extent possible influences which may harm the independence and/or continuity and/or identity of the company and this enterprise to the detriment of these interests, and to do anything which is related to the foregoing or may be conducive thereto.

In 2005, the Univar Foundation Board of Directors held two meetings. At these meetings the Board reviewed and approved the financial statements of the Foundation, reviewed its standby credit facility, reviewed the composition of the Board and was briefed by a member of the executive board of the company on the business of the company.

On October 19, 2005, Mr. de Vin stepped down as Chairman of the Univar Foundation Board of Directors and Mr. Timmermans was elected to replace Mr. de Vin as Chairman of the Board effective as of October 20, 2005. Mr. de Vin resigned from the Board effective December 31, 2005. During 2005, Mr. Selman's four-year term ended and he was re-elected to the Board of Directors.

The Board of Directors of the Univar Foundation consists of the following members:
Mr. A. P. Timmermans, Chairman
Mr. J. H. M. Lindenbergh
Mr. R. E. Selman
Mr. P. H. Vogtländer

The company and the Univar Foundation entered into a Preference Share Call Option Agreement for the company's cumulative preference shares. Under this agreement, the Univar Foundation will have the right to call for the issue of cumulative preference shares by the company with a nominal value of €1.00 per share. The subscription of cumulative preference shares will take place at par, against payment of 25% of the nominal value, up to a maximum number of 100% of the share capital issued and outstanding in the form of the company's common and cumulative financing preference shares at the time the option is exercised, less the par value of one common share. The Univar Foundation entered into a Standby Facility Agreement to provide a source of funds to pay for the cumulative preference shares. The issuance of the cumulative preference shares could delay or deter proposals to acquire the company, or other transactions that might result in a change of control.

The Univar Foundation is authorized to exercise the option if in its judgment this is desired to achieve its objectives.

Rotterdam, March 15, 2006

Statement of independence

The Executive Board of Univar N.V. and the Univar Foundation Board hereby declare that, in their joint opinion, the requirements of Appendix X of the General Rules for Euronext Stock Market have been satisfied with respect to the independence of the directors of the Univar Foundation Board.

Rotterdam, March 15, 2006

Stichting Administratiekantoor Financieringspreferente Aandelen Univar ("Stichting AK")

Stichting AK was established in Rotterdam on June 29, 2002, in connection with the split-off of Stichting Administratiekantoor Financieringspreferente Aandelen Vopak. Stichting AK was the holder of 12,700,000 registered cumulative financing preference shares series 1 and series 2 in the capital of the company with a nominal value of €1.00 each ("finpref shares"). Depositary receipts were issued against the finpref shares for an equal nominal amount. At an extraordinary general meeting of Univar N.V. held on December 15, 2004, the shareholders resolved to redeem and cancel all issued finpref shares and the cancellation of the cumulative financing preference shares as a class of authorized capital stock. The finpref shares were redeemed with payment on February 22, 2005 and repaid on February 28, 2005.

Following the redemption and cancellation of the cumulative financing shares, it was resolved on April 28, 2005 to dissolve and liquidate Stichting AK. The liquidation was completed on July 4, 2005.

At the time of its liquidation the Board of Directors of Stichting AK consisted of the following members:

Mr. G. J. Tammes, Chairman
Mr. H. J. Baeten
Mr. H. de Ruiter
Mr. G. E. Pruitt
Mr. L. P. E. M. van den Boom

Rotterdam, April 28, 2005

Information on the Executive Board members

G. E. Pruitt (Chairman)		
Nationality	:	American
Year of birth	:	1950
Previous important positions held	:	Chairman Executive Board, Koninklijke Vopak N.V. Member Executive Board, Koninklijke Vopak N.V. Chief Financial Officer, Vopak North America Inc.
Supervisory Board Memberships	:	Shurgard Storage Centers, Inc.
Number of Univar shares held	:	none
Appointed	:	April 24, 2002

J. H. Holsboer (member)

Nationality	:	Dutch
Year of birth	:	1946
Previous important positions held	:	Member Executive Board, ING Chairman Executive Committee, Financial Services International of ING Chairman Supervisory Board, WUH Bank Member Supervisory Board, BBL Bank Member Supervisory Board, ING Lease Member Supervisory Board, NPM Investments Member Supervisory Board, OBAM Investment Fund Chairman Corporate Board (CEO), NRG
Supervisory Board memberships	:	PartnerRe Atradius N.V. Onderlinge's Gravenhage/Neerlandia van 1880 TD Waterhouse Bank N.V. Yura/Vittoria Capital N.V. Foundation Imtech
Number of Univar shares held	:	none
Appointed	:	April 25, 2003

Information on the Supervisory Board members

Mr. P. H. Vogtländer (Chairman)

Nationality	:	Dutch
Year of birth	:	1938
Previous important positions held	:	President and CEO of Montell, subsidiary the Royal Dutch Shell Group Coordinator Chemicals of the Royal Dutch Shell Group
Other Supervisory Board Memberships	:	Van Leeuwen Pipe and Tube
Other Positions	:	Chairman of the Dutch Energy Council Member of the Council of the National Greenfund Member of the Advisory Council of SenterNovem Board member of some foundations
Number of Univar shares held	:	none
First appointed	:	April 25, 2003
End of current term	:	2007

Chairman Selection and Appointment Committee
Member Remuneration Committee

Mr. Y. Bobillier (member)

Nationality	:	Swiss
Year of birth	:	1940
Previous important positions held	:	President of Dow Europe Zürich
Other Supervisory Board Memberships	:	Advisory Board of INSEAD, Switzerland
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2009

Chairman Remuneration Committee
Member Audit Committee

Prof. G. J. Sharman (member)

Nationality	:	British and American
Year of birth	:	1938
Previous important positions held	:	Director of McKinsey & Company
Other Supervisory Board Memberships	:	Draka N.V. Netherlands American Commission for Educational Exchange
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006

Member Audit Committee
Member Selection and Appointment Committee

Mr. F. F. Waller (member)

Nationality	:	Dutch
Year of birth	:	1958
Present position	:	CFO and Executive Board Member, Buhrmann N.V.
Previous important positions held	:	Unilever N.V.
Other Supervisory Board Memberships	:	none
Number of Univar shares held	:	none
First appointed	:	May 3, 2005
End of current term	:	2009

Chairman Audit Committee

Relative Performance in 2005: Univar N.V.
Relative Performance: Univar N.V. weekly closing price compared with AMX Amsterdam Midcap Index and AScX Amsterdam Smallcap Index

Effective March 2006, Univar is included in the Midcap Index of Euronext Amsterdam (AMX).


€38
€34
€30
€26
€22
€18
UNIVAR
AScX
AMX
JANUARY 2005
DECEMBER 2005

Financial Calendar

March 16, 2006	Announcement of audited full-year results and dividend proposal for 2005
May 4, 2006	Trading update for the first quarter of 2006
May 10, 2006	Annual General Meeting
May 11, 2006	Dividend record date
May 12, 2006	Ex-dividend date
May 18, 2006	Dividend payment date
August 10, 2006	Announcement of interim results for the first half of 2006
November 2, 2006	Trading update for the third quarter of 2006
February 22, 2007	Trading update for the fourth quarter of 2006
March 8, 2007	Announcement of audited full-year results and dividend proposal for 2006
April 26, 2007	Trading update for the first quarter of 2007
May 9, 2007	Annual General Meeting

Disclosure of Major Shareholdings

Under the Disclosure of Major Holdings in Listed Companies Act ("Act"), a notification must be made to the Securities Board of the Netherlands (Autoriteit Financiële Markten, or "AFM") when a person, directly or indirectly, engages in a transaction to acquire or dispose of capital or voting rights, or rights to acquire capital or voting rights, of a listed Dutch company and the transaction crosses certain bandwidths. Because the Act does not require that all transactions be notified to the AFM, information reported on the AFM's public database (www.autoriteit-fm.nl) may not be accurate after the date of notification. When a shareholder self-reports capital interest or voting rights to Univar, that information is reported below in lieu of the AFM notification. At December 31, 2005, the AFM's public database disclosed the following information regarding shareholders who have reported a 5% or greater, direct or indirect, capital interest or voting right:

Major Shareholders

Shareholder	Capital Interest[1]	Voting Rights[2,3]	Disclosed At:
HAL Holding N.V.[4]	48.0%	48.0%	01 July 2002
ING Groep N.V.	5.49%	5.49%	01 July 2002

[1] Number of common shares owned by shareholder divided by number of common shares outstanding.
[2] Number of voting rights held by shareholder divided by total number of voting rights outstanding.
[3] The Stichting Univar has an indirect, potential shareholding as described on page 75.
[4] Capital interest information was reported directly to the company by shareholder.

Dividend Policy

Univar's dividend policy is to distribute annually 20 to 30 percent of its net income excluding extraordinary items, subject to compliance with applicable financial covenants.

Executive Board

Gary E. Pruitt
Chairman

Jan H. Holsboer

Supervisory Board

P. H. Vogtländer
Chairman

Y. Bobillier

G. J. Sharman

F. F. Waller

Management

Gary E. Pruitt
President and Chief Executive Officer

John P. Sammons
Senior Vice President and Chief Administrative Officer
Corporate Secretary

Patrick D. Tole
Senior Vice President and Chief Financial Officer

David W. Mahon
Senior Vice President–Strategic Planning and Business Development

Thomas P. Fallon, Jr.
Vice President and Treasurer

Peter D. Heinz
Vice President and General Counsel

Jeffrey H. Siegel
Vice President and Controller

Auditors

Ernst & Young
Boompjes 258
3011 XZ Rotterdam
The Netherlands

Univar N.V. 2005 Annual Report

This report and the statements contained in it are submitted for the general information of the stockholders of Univar N.V. and not in connection with the sale or the solicitation of any offer to buy any securities, nor is it intended as a representation by the company of the value of its securities.

This annual report also is available in Dutch. In cases where textual inconsistencies between the Dutch and English versions occur, the latter will prevail.

The annual report is available on the company's website: www.univarcorp.com.

Additional Information

Shareholders, analysts, portfolio managers, representatives of the news media and other interested parties seeking financial information about the company should contact:

Gregg B. Sloate
Director of Investor Relations
+1 425 638 4911
gregg.sloate@univarcorp.com

Eva Lindner
Citigate First Financial
+31 (0) 20 575 40 23
eva.lindner@citigateff.nl

Common Stock

Univar N.V.'s common stock is listed on the Euronext Stock Exchange in Amsterdam, the Netherlands, under the symbol UNIVR.

Annual General Meeting

The Annual General Meeting of Shareholders will be held May 10, 2006, in Rotterdam, the Netherlands.

Registered Office

Univar N.V.
333 Blaak, 11th Floor
3011 GB Rotterdam
The Netherlands

P.O. Box 21407
3001 AK Rotterdam
The Netherlands

Telephone: +31 (0) 10 275 78 00
Fax: +31 (0) 10 414 68 63



Univar N.V.   333 Blaak, 11th Floor   3011 GB Rotterdam   The Netherlands   P.O. Box 21407   3001 AK Rotterdam   The Netherlands
www.univarcorp.com